ESCO Technologies Inc.


13003907


RECEIVED
DEC 19 2013
193

New Products





Utility Solutions

RF Shielding & Test

Filtration/Fluid Flow

EXPANDED MARKETS

Innovative Solutions




ETS-LINDGREN
EMCenter

2013 ANNUAL REPORT

ESCO At A Glance

UTILITY SOLUTIONS



In the electric power industry, Doble Engineering Company has been helping more than 5500 clients in 110 countries improve operations and optimize system performance for nearly a century. This established company with a loyal customer base is evolving to meet the changing needs of businesses and communities around the world. Doble is one of a kind—differentiated in its market by a portfolio delivered through superb products, consulting projects, laboratory services and the leading industry conferences.

RF SHIELDING & TEST



Many of the items used in daily life contain circuitry which can be sensitive to electronic interference. To ensure that they all operate as they were intended, testing must be done to ensure compliance with regulatory standards and industry-defined performance criteria. From microwave antennas to test chambers to full turnkey measurement systems, ETS-Lindgren is the ESCO subsidiary that designs, manufactures and installs the components and systems required to perform those demanding tests.

FILTRATION/FLUID FLOW



Within this segment Crissair Inc., PTI Technologies Inc. and VACCO Industries are recognized as technology-driven leaders providing highly engineered fluid control solutions for mission-critical systems. Their products include micro-propulsion devices, valves, regulators, actuators, reservoirs, manifolds, attenuators, pumps and filters. The companies serve a diverse group of end markets including commercial aerospace, space and defense, satellite communications and industrial.

To Our Shareholders

Victor L. Richey, Chairman, Chief Executive Officer, and President; Gary E. Muenster, Executive Vice President and Chief Financial Officer; and Alyson S. Barclay, Senior Vice President, Secretary, and General Counsel



2013 turned out to be quite an interesting year for ESCO as we made several significant decisions which will result in a much different ESCO going forward. These actions were taken to position ESCO for continued growth in the future, as well as to provide more predictability and higher profitability. These were difficult decisions because they had a direct impact on our most important asset, our employees, but they were necessary to ensure our overall long-term success.

Our first major initiative was the consolidation of our domestic Test business, specifically the closure and relocation of a manufacturing facility in Glendale Heights, Illinois. Our facility footprint was too large and was negatively impacting our operating margins. We completed this move on time and on budget and we are seeing the margin improvements that we expected.

We also shut down the Doble Lemke operations in Germany due to its significant under performance, and relocated their products and intellectual property to existing locations.

ESCO's most significant strategic decision was authorizing a sale process for the divestiture of Aclara. Our board of directors, working together with our executive management team, determined that ESCO was trading at a level which does not fully reflect the value of its underlying assets, especially given the high quality and performance of the Filtration, Test and Utility Solutions businesses. The process is continuing and we remain convinced this is the right decision for the company.

To Our Shareholders

On the acquisition front, we purchased three businesses in 2013, one to supplement Doble, and two related to our aerospace Filtration group. We are pleased with their early contributions and expect profitable growth in 2014.

All of these actions were taken with 2014 and beyond in mind. Our Filtration, Test and Doble businesses remain well positioned for success as they have truly differentiated technology and market leading positions. These actions made us more cost efficient, and therefore, more profitable.

We often comment on the diversity of our products and end-markets as being one of our most recognizable strengths — we firmly believe this remains true today. While all businesses are regularly faced with uncertainty, fortunately for ESCO, our multi-segment platform continues to provide us with the resilience to withstand a multitude of challenges.

The fundamental growth drivers of our business have not changed. We are a company with broad-based diverse management talent, engineering expertise, and manufacturing capability necessary to innovate, adapt, and change. We work diligently with our customers to develop the innovative solutions they require which continues to support our sales growth from new products and services.

Our growth and profitability will come from several distinct sources:

- **Filtration:** PTI, VACCO and Crissair supply highly engineered fluid control products for nearly every commercial aircraft flying today, as well as providing sole-source, mission-critical products that allow our Space Program to flourish in its exploration endeavors. TEQ produces highly engineered thermoformed products and packaging materials for medical, retail, food and electronic applications.
- **Utility Solutions Group:** Doble serves a critical role in enhancing the reliability of the electric grid worldwide by providing test, diagnostic, asset quality, and risk mitigation solutions that allow utilities to proactively

GLOBAL REACH

With operations in 27 locations around the world, the businesses of ESCO Technologies served markets in more than 80 countries on six continents in 2013.

Markets Served

ESCO Operations

North America
Cedar Park, TX
Durant, OK
Wood Dale, IL
Greenwood Village, CO
Huntley, IL
Minocqua, WI
Oxnard, CA
Palmdale, CA
Raleigh, NC
South El Monte, CA
St. Louis, MO
Valencia, CA
Watertown, MA

South America
São Paulo, Brazil

Europe
Eura, Finland
Glasgow, Scotland
Guildford, England
Luxembourg, Luxembourg
Stevenage, England
Taufkirchen, Germany
Trondheim, Norway

Africa
Pietermaritzburg, South Africa

Asia
Bangalore, India
Beijing, China
Dubai, UAE
Tokyo, Japan

Australia
New South Wales, Australia



address grid management and power delivery issues. Doble currently provides hardware, software, services and solutions to nearly 95 percent of all domestic electric utilities.

- **RF Shielding/Test:** Our Test and related Systems business supports the development of new products in dozens of industries worldwide. Our products assist in the advancement of new technologies in the areas of wireless communications, secure communications, medical imaging, and asset protection.

We remain extremely positive about our future. Our sales and earnings visibility over the next few years has become more clearly defined, and as a result, we remain confident that we have meaningful growth opportunities across all three segments.

We continue to execute on our plan to position ESCO for long-term success and value creation, both organically and through acquisitions across all three platforms. We will remain prudent and disciplined in our approach, and will maintain a strong and healthy balance sheet that gives us the flexibility to invest in this growth.

We are confident we have the right strategies in place and we look forward to executing on them, while continuing to create shareholder value for years to come.

We'd like to sincerely thank the employees of ESCO for their exceptional commitment, passion and innovation, as well as extending our appreciation to our Board of Directors for its strategic guidance and effective corporate governance. We also want to thank our shareholders for their ongoing support.





Vic Richey
Chairman, Chief Executive Officer, & President

Gary Muenster
Executive Vice President & Chief Financial Officer

November 27, 2013

Utility Solutions

Doble Engineering Company develops, manufactures, and delivers diagnostic testing solutions for the electric power grid. Comprised of electrical equipment and enterprise management systems, Doble's solutions are designed to improve operations, minimize risk, and optimize electrical power assets and system performance.

THE POWER OF INNOVATION: Doble flagship products include protection diagnostics with the Doble Protection Suite and F6000 series test equipment, the M4100 and M7100 Doble Testers, as well as the dobleARMS™ solutions introduced just last year.

Doble has gained a solid competitive advantage with the development and launch of a new breed of application: dobleARMS—the industry's first true asset risk management system. DobleARMS leverages Doble's database of electrical apparatus test data, which includes relevant data from as far back as the 1940s and now contains more than 30 million data points. This innovative system provides actionable intelligence through the combination of real-time monitoring and event notification while sourcing historical comparative data and considering environmental risk factors. This information empowers its users to make critical financial and safety decisions about day-to-day and long-term operations of high value assets.

There is a long-established market for the Doble M4100, the "Doble Test" synonymous with electric reliability and high maintenance standards in North America. Now Doble is revolutionizing the diagnostic tools that are the hallmark of its equipment testing solutions with the introduction of the M7100 Doble Tester. With transformational, patent-pending technology, the M7100 Doble Tester will dramatically reduce testing time, allowing utilities to maximize their planned outage periods by performing more maintenance during the hours previously devoted to testing.

Doble's Protection Suite and F6000 series test equipment enable customers to optimize efficiency, maintain compliance and ensure the delivery and availability of safe power.

KNOWLEDGE COMMUNITIES: With more than 80 years of conference experience, Doble hosts, produces and directs more than twenty profitable and unparalleled technical conferences per year. Each conference has an established following and serves as an exclusive promotional platform for the Doble portfolio.

PARTNERING FOR EXCELLENCE: Committed to their partners, customers and the science that shapes the electric power industry, Doble engineers serve on nearly 100 international standards committees at the leading industry associations, including IEEE, IEC and CIGRE.

Doble's portfolio includes world-class diagnostic testing and protection solutions, as well as enterprise asset management systems and services. Flagship products include dobleARMS, Protection Suite and F6000 series test equipment, and M4100 and M7100 Doble Testers.



CONSULTING SERVICES

doble**ARMS**

Doble Protection Suite



F6150 Doble Tester



DOBLE KNOWLEDGE COMMUNITIES




M7100
doble

M7100 Doble Tester

M7100



- developing
- manufacturing
- delivering
- educating
- testing

RF Shielding & Test

The ETS-Lindgren subsidiary provides innovative products and systems to detect, measure and manage electromagnetic, magnetic and acoustic energy for test facilities, MRI rooms, data centers and other applications.

TEST SOLUTIONS: With electronic circuitry now embedded in products ranging from parking meters to pilotless drones, the need to test electronics for compliance to specified performance criteria and regulatory standards grows daily. The requirement for better performing devices and the growing use of wireless communication devices will drive an increasing need for this type of testing.

ETS-Lindgren is the leading provider of systems and components for electromagnetic compatibility (EMC), microwave, radio frequency (RF), and wireless over-the-air (OTA) performance testing. New product additions and software enhancements provide additional opportunities for capturing a larger market share of integrated turnkey systems solutions in the EMC and wireless markets.

Acoustic testing, both audiometric and commercial, is addressed with sound isolation and reverberation chamber solutions. Lab testing services are offered for sound transmission and noise emission to assist customers with their product R&D efforts as well as to determine pre-compliance with regulatory standards.

MEDICAL MARKET: ETS-Lindgren is the leading provider of shielding, doors, and magnetic active compensation systems for MRI rooms, ensuring images are not degraded by RF interference from external sources. Better images enable faster and more accurate scans.

Patients and staff are also safeguarded from health and safety hazards with alarm systems. For example, our systems can detect ferromagnetic objects before they enter an MRI room and pose a risk to people or equipment; or when ambient oxygen levels fall below safe amounts required to sustain human life.

In step with the healthcare industry's goal of improving patient experience, ETS-Lindgren has recently introduced graphic display and ambient lighting systems. These systems create a relaxing atmosphere and help patients feel more comfortable during their procedure.

NEW TECHNOLOGY: Threats to critical infrastructure, including power sources, transportation and data storage, from Intentional Electromagnetic Interference (IEMI) and Electromagnetic Pulse (EMP) are a reality in today's world. Our portfolio of products to combat these threats has expanded with the launch of *Red Edge*™ technology—designed for those with vulnerable assets, such as data centers, communication centers, financial services institutions and electric utilities.

In our RF Shielding & Test business, we continue to innovate with new products such as the AMS-7000 Test System, the EMCenter, and EMQuest software, as well as expanding into the newly-created EMP market.

RF Shielding

MARKET LEADER

AMS-7000





MRI Shielding

WIRELESS TESTING



EMCenter


ETS-LINDGREN
EMCenter

EMP

EMQuest
Antenna
Measurement
Software



3142E-PA
Antenna

Filtration/Fluid Flow

With a focus on engineering, operational excellence and collaboration, the Company's Filtration/Fluid Flow business continues to deliver innovation and growth across all served markets. Inspired by a mutual vision, Crissair Inc. (Crissair), PTI Technologies Inc. (PTI) and VACCO Industries (VACCO) are committed to providing highly engineered technology driven solutions to a diverse group of end markets including commercial aerospace, space and defense, satellite communications and industrial.

COLLABORATING FOR GROWTH: Drawing upon a diverse background of solution-oriented technologies and innovative research, the Company's Filtration/Fluid Flow businesses collaborate to design, develop, manufacture and distribute innovative, mission-critical solutions that most comprehensively address the customer's needs. Whether maintaining existing long-term product relationships or strategically pursuing new markets, technical superiority, increased value and next generation innovations are the keys to continued growth and profitability.

BUILT ON SUCCESS: The Filtration/Fluid Flow business is built upon successful integration of technology, application knowledge and engineering capability. The Company provides highly engineered products directly to Original Equipment Manufacturers and line replaceable units, spares and overhaul services to the after-market. A deep understanding of the aerospace, defense and industrial markets has resulted in proprietary products that comprehensively address the needs of the manufacturer and operator. VACCO's vent relief valves (VRVs)—one of many products VACCO is designing and building for the Space Launch System (SLS)—are helping create the largest rocket built in the history of space exploration. PTI and Crissair continue development of advanced flow control products that improve performance, lengthen operational life and maintain optimal fluid quality on today's most advanced aircraft systems. In addition, their research and development programs have resulted in the introduction of advanced antimicrobial cabin air and potable water filters to improve aircraft cabin quality.

POSITIONED FOR THE FUTURE: Crissair, PTI and VACCO are recognized as well established leaders in providing solution-oriented excellence. Today, our products are essential components of filtration and fluid flow control processes in numerous major industries. The addition of the Canyon Engineering line of products and technologies will further enhance the company's future opportunities for growth.

From HEPA cabin air filters to actuators, manifolds and highly specialized valves, our Filtration companies continue to develop innovative new products for their aerospace, space and industrial market customers.


Cabin Air
Filters
HEPA


Fuel and
Air Valve


ACTUATORS

AEROSPACE



SPACE





OEMS

& AFTER MARKET


SMS Manifold

TEQ: Thermoform Engineered Quality

For nearly 30 years, TEQ has delivered award-winning, innovative and sustainable design, engineering and manufacturing solutions to the medical and commercial markets for thermoformed packages and specialty products.

THERMOFORM: Formerly named Tek Packaging, TEQ was one of the first thermoformers in the U.S. to become registered as a medical device manufacturer. In addition to maintaining this preferred certification, TEQ's relentless pursuit of precision and dedication to quality and innovation, as well as their partnerships with some of the best names in the industry, has resulted in several market leading solutions.

ENGINEERED: TEQ's recent development of TEQethylene™, a 100% recyclable medical packaging solution that uses a High Density Polyethylene (HDPE) in combination with adhesive coated TYVEK®, a breathable HDPE thermoplastic lidding developed by DuPont, was revolutionary. And going further, TEQ also conducted a stability study to provide medical packaging customers with the data and laboratory documents needed to meet FDA requirements and justify new packaging designs.

QUALITY: With their solutions-focused approach, TEQ has also developed a core competency in designing and managing innovative and sustainable supply chain workflows. In fact, when TEQ was awarded a contract to take over production of diagnostic probe covers (a Class II medical device) for a leading thermometer manufacturer, TEQ not only built a fully-functional medical device facility within months, but they also played a critical role in re-examining the entire workflow process to identify opportunities for increased efficiencies. The result was a streamlined process they use to produce, test and ship millions of covers each day, with zero defects in the field.

THE FUTURE OF TEQ: Through their commitment to continuous improvement and quality assurance, TEQ is dedicated to becoming the leading quality manufacturing company in the thermoforming industry.






BRAUN
ThermoScan



Commitment To Communities

The ESCO Technologies Foundation is funded by donations from the company, our employees and outside donors. The Foundation's mission is to support charitable organizations focusing on children and families in communities where ESCO has operations. The organizations highlighted below are a few of over 30 core charities that we support annually.

- **NEIGHBORHOOD HOUSES** (St. Louis, MO): Neighborhood Houses operates programs that strive to provide a "home away from home" for children and families in the St. Louis area. This year our Foundation grant supported their Caroline Mission program (featured in pictures), a licensed and accredited Early Childhood Education Program which provides quality affordable child care. With equal emphasis on academics and play, children develop the skills and knowledge they need to excel in kindergarten and beyond.









- **PIONEER CENTER FOR HUMAN SERVICES** (McHenry, IL): Pioneer Center is a social service provider whose mission is to empower individuals to achieve their full potential. They provide a variety of programs including vocational services to individuals with intellectual and developmental disabilities, support programs and case management for those battling mental illness, emergency and transitional housing and support services to help homeless individuals, and therapy and support for victims of sexual assault. Our Foundation has supported the Pioneer Center since our inception in 2006.
- **SPECIAL OLYMPICS OF VENTURA COUNTY** (Los Angeles, CA): Special Olympics provides year-round sports training and athletic competition in a variety of Olympic-style sports for individuals with intellectual disabilities. The Special Olympics offers these athletes and their families a chance to interact with others who share similar life experiences. Athletes who participate in these programs have opportunities to develop physical fitness, self confidence and social skills. This year our Foundation grant supported transportation costs to competitions.

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto and refers to the Company's results from continuing operations, except where noted. In the third quarter of 2013, the Company's Board of Directors approved the initiation of a process to sell that portion of the Utility Solutions Group (USG) segment consisting of Aclara Technologies LLC (Aclara). The Company is still in the midst of the sale process and remains confident it will complete this divestiture. However, the Company can give no assurances as to whether the transaction will be successfully consummated.

Aclara is reflected as discontinued operations and/or assets/ liabilities held for sale in the financial statements and related notes for all periods shown. Aclara's pretax (loss) earnings recorded in discontinued operations was $(62.1) million and $19.5 million for the years ended September 30, 2013 and 2012, respectively. Aclara's net sales were $184.5 million and $209.7 million for the years ended September 30, 2013 and 2012, respectively. Aclara's operations were included within the Company's USG segment prior to the classification as discontinued operations. The decrease in Aclara sales volumes in 2013 as compared to the prior year was mainly due to lower AMI product deliveries to electric utility cooperatives, partially offset by an increase in net sales to Southern California Gas Co (SoCalGas). Aclara's pretax loss in 2013 as compared to pretax earnings in the prior year was due to the goodwill impairment charge of $48 million recorded in the fourth quarter of 2013; lower sales volumes; and changes in product mix (higher shipments of lower margin gas products as compared to higher margin electric products). See further discussion of the goodwill impairment in the Critical Accounting Policies section under "Goodwill and Other Long-Lived Assets."

The years 2013, 2012 and 2011 refer to the fiscal years ended September 30, 2013, 2012 and 2011, respectively, and are used throughout the document.

Introduction

ESCO Technologies Inc. and its wholly owned subsidiaries (the Company) are organized into three reportable operating segments: Filtration/Fluid Flow (Filtration), RF Shielding and Test (Test), and Utility Solutions Group (USG). The Company's business segments are comprised of the following primary operating entities:

- ***Filtration:*** PTI Technologies Inc. (PTI), VACCO Industries (VACCO), Crissair, Inc. (Crissair), Canyon Engineering Products, Inc. (Canyon) and Thermoform Engineered Quality LLC (TEQ),
- ***Test:*** ETS-Lindgren Inc. (ETS-Lindgren),
- ***USG:*** Doble Engineering Company (Doble).

Filtration: The companies within this segment primarily design and manufacture specialty filtration products including hydraulic filter elements and fluid control devices used in commercial aerospace applications, unique filter mechanisms used in micro-propulsion devices for satellites and custom designed filters for manned aircraft and submarines.

Test: ETS-Lindgren is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.

USG: Doble provides high-end, intelligent diagnostic test solutions for the electric power delivery industry and is a leading supplier of power factor and partial discharge testing instruments used to assess the integrity of high-voltage power delivery equipment.

The Company continues to operate with meaningful growth prospects in its primary served markets and with considerable financial flexibility. The Company continues to focus on new products that incorporate proprietary design and process technologies. Management is committed to delivering shareholder value through internal growth, ongoing performance improvement initiatives, and acquisitions.

Highlights of 2013 Continuing Operations

- Sales, net earnings from continuing operations and diluted earnings per share from continuing operations were $490.1 million, $31.3 million and $1.17 per share, respectively, compared to sales, net earnings and diluted earnings per share of $478.7 million, $34.8 million and $1.29 per share in 2012.
- Diluted earnings per share from continuing operations on an adjusted basis was $1.47 per share in 2013, which excludes $0.30 per share of restructuring costs related to the Test segment facility consolidation and the closure of the Doble Lemke facility in Germany. These restructuring activities were completed as of September 30, 2013. Management believes EPS As Adjusted is more representative of the Company's 2013 ongoing performance and allows shareholders better visibility into the Company's underlying operations.
- Net cash provided by operating activities from continuing operations was approximately $37 million in 2013.
- At September 30, 2013, cash on hand was $42.9 million and outstanding debt was $172 million, for a net debt position of approximately $129 million. (Net debt position is defined as total debt less net cash.)

- 2013 entered orders from continuing operations were $516.7 million resulting in a book-to-bill ratio of 1.05x. Backlog from continuing operations at September 30, 2013, was $272.1 million compared to $245.6 million at September 30, 2012.
- In June 2013, the Company acquired the stock of Canyon for $9.2 million in cash, and additionally, purchased Canyon's 70,000 square foot manufacturing facility located in Valencia, California for $7 million. Canyon designs and manufactures precision fluid control devices primarily for the aerospace industry. The operating results for Canyon, since the date of acquisition, are included as part of Crissair.
- The Company declared dividends of $0.32 per share, totaling $8.5 million in payments during 2013.

Results of Continuing Operations

NET SALES

	Fiscal year ended			**Change 2013**	Change 2012
(Dollars in millions)	**2013**	2012	2011	**vs. 2012**	vs. 2011
Filtration	**$214.1**	194.8	167.6	**9.9 %**	16.2 %
Test	**166.7**	175.9	176.5	**(5.2)%**	(0.3)%
USG	**109.3**	108.0	106.7	**1.2 %**	1.2 %
Total	**$490.1**	478.7	450.8	**2.4 %**	6.2 %

Net sales increased $11.4 million, or 2.4%, to $490.1 million in 2013 from $478.7 million in 2012. The increase in net sales in 2013 as compared to the prior year was due to: a $19.3 million increase in the Filtration segment; a $1.3 million increase in the USG segment; partially offset by a $9.2 million decrease in the Test segment.

Filtration

The $19.3 million, or 9.9%, increase in net sales in 2013 as compared to the prior year was due to: a $16.2 million increase in net sales from VACCO due to higher shipments of its Space and defense products; a $6.7 million increase in net sales at Crissair (the current year acquisition of Canyon contributed $3.3 million of this increase); partially offset by $3.2 million decrease in net sales at PTI driven by lower shipments of aerospace elements and couplings, and a $0.4 million decrease in net sales at TEQ.

The $27.2 million, or 16.2%, increase in net sales in 2012 as compared to 2011 was due to: an $8.6 million increase in net sales from VACCO due to higher shipments of its Space products; a $6.6 million increase in net sales at TEQ mainly due to higher shipments to commercial customers; a $6.5 million increase in net sales at PTI driven by higher shipments of aerospace assemblies, elements and couplings; and a $5.5 million increase at Crissair mainly due to higher product shipments and price increases on its products.

Test

The sales decrease of $9.2 million, or 5.2%, in 2013 as compared to the prior year was due to: an $8 million decrease in net sales from the segment's European operations due to timing of projects and softness in the European economy; a $6.4 million decrease in net sales from the Company's Asian operations due to timing of chamber projects; partially offset by a $5.2 million increase in net sales from the segment's U.S. operations due to an increase in projects in the EMP (electro-magnetic pulse) market.

The net sales decrease of $0.6 million, or 0.3%, in 2012 as compared to 2011 was due to: a $6 million decrease in net sales from the segment's U.S. operations primarily driven by lower shipments of shielding for a NASA project in Florida; a $1.3 million decrease in net sales from the segment's European operations; partially offset by a $7 million increase in net sales from the segment's Asian operations due to several chamber projects in China.

USG

The net sales increase of $1.3 million, or 1.2%, in 2013 as compared to the prior year and $1.3 million, or 1.2%, in 2012 as compared to 2011 was driven by an increase in services revenue at Doble.

ORDERS AND BACKLOG

New orders received from continuing operations in 2013 were $516.7 million as compared to $484.2 million in 2012, resulting in order backlog of $272.1 million at September 30, 2013, as compared to order backlog of $245.6 million at September 30, 2012. In 2013, the Company recorded $232.1 million of orders related to Filtration products, $177.7 million related to Test products, and $106.9 million related to USG products. Orders are entered into backlog as firm purchase order commitments are received.

In 2012, the Company recorded $203.6 million of orders related to Filtration products, $168.5 million related to Test products, and $112.1 million related to USG products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (SG&A) were $129.8 million, or 26.5% of net sales in 2013, $128.2 million, or 26.8% of net sales in 2012, and $123.3 million, or 27.4% of net sales in 2011.

The increase in SG&A expenses in 2013 as compared to the prior year was mainly due to an increase in professional fees and acquisition costs incurred at the Corporate level.

The increase in SG&A expenses in 2012 as compared to 2011 was mainly due to: a $3.5 million increase within the Filtration segment due to new product development costs for additional Space product applications, additional content on Airbus platforms, and an increase in engineering head count; a $1.9 million increase within the Test segment due to the EMV acquisition (acquired February 28, 2011); partially offset by a $0.5 million decrease within the USG segment primarily due to lower new product development costs as projects were completed and the related products were introduced to the market.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets was $6.2 million in 2013, $5.7 million in 2012 and $5 million in 2011. Amortization of intangible assets included $3.2 million, $3.8 million and $3.9 million of amortization of acquired intangible assets related to the Company's acquisitions in 2013, 2012 and 2011, respectively. The amortization of acquired intangible assets related to the Company's acquisitions is included in the Corporate operating segment's results. The remaining amortization expenses consist of other identifiable intangible assets (primarily software, patents and licenses) and are included in the respective segment's operating results.

OTHER (INCOME) EXPENSES, NET

Other (income) expenses, net, was $5.9 million in 2013, ($4.4) million in 2012 and ($7.8) million in 2011, respectively. The principal components in other (income) expenses, net, in 2013 included $4.1 million of restructuring costs related to the closure of the Doble Lemke facility in Germany; $2.6 million of restructuring costs within the Test segment as a result of the closure of the Glendale Heights, Illinois facility; and a $0.8 million gain on the sale of machinery and equipment within the Filtration segment.

The principal component in other (income) expenses, net, in 2012 and 2011 was ($4.5) million and ($7.6) million, respectively, of income representing a revaluation of the earnout liability related to the Xtensible acquisition. There were no other individually significant items included in other (income) expenses, net, in 2013, 2012 or 2011.

EARNINGS BEFORE INTEREST AND TAXES (EBIT)

The information reported herein includes the financial measures EBIT, EBIT as a percentage of net sales (EBIT margin), and EPS on an adjusted basis from continuing operations. The Company defines EBIT as earnings before interest and taxes from continuing operations, and defines EPS on an adjusted basis from continuing operations as GAAP EPS from continuing operations less defined restructuring charges. EBIT, and EBIT margin on a consolidated basis and EPS on an adjusted basis are not recognized in accordance with U.S. generally accepted accounting principles (GAAP). However, the Company believes that EBIT and EBIT margin provide investors and Management with a valuable alternative method for assessing the Company's operating results. Management evaluates the performance of its operating segments based on EBIT and believes that EBIT is useful to investors to demonstrate the operational profitability of the Company's business segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis. EBIT is also one of the measures Management uses to determine resource allocations and incentive compensation. The Company believes that the presentation of EBIT, EBIT margin and EPS on an adjusted basis provides important supplemental information to investors by facilitating comparisons with other companies, many of which use similar non-GAAP financial measures to supplement their GAAP results. The use of non-GAAP financial measures is not intended to replace any measures of performance determined in accordance with GAAP.

EBIT	Fiscal year ended			**Change 2013**	Change 2012
(Dollars in millions)	**2013**	2012	2011	**vs. 2012**	vs. 2011
Filtration	**$42.4**	38.0	30.8	**11.6%**	23.4 %
% of net sales	**19.8%**	19.5%	18.4%		
Test	**16.3**	14.0	18.6	**16.4%**	(24.7)%
% of net sales	**9.8%**	8.0%	10.5%		
USG	**21.6**	25.9	30.4	**(16.6)%**	(14.8)%
% of net sales	**19.8%**	24.0%	28.5%		
Corporate	**(28.0)**	(23.2)	(23.3)	**(20.7)%**	0.4 %
Total	**$52.3**	54.7	56.5	**(4.4)%**	(3.2)%
% of net sales	**10.7%**	11.4%	12.5%		

The reconciliation of EBIT from Continuing Operations to a GAAP financial measure is as follows:

(Dollars in millions)	**2013**	2012	2011
EBIT	**$52.3**	54.7	56.5
Less: Interest expense	**(2.7)**	(2.5)	(2.5)
Less: Income taxes	**(18.3)**	(17.4)	(16.9)
Net earnings from continuing operations	**$31.3**	34.8	37.1

Filtration

EBIT increased $4.4 million in 2013 as compared to the prior year primarily due to the additional sales volumes at VACCO and Crissair as noted earlier.

EBIT increased $7.2 million in 2012 as compared to 2011 mainly due to the additional sales volumes at all operating units within the segment as noted earlier.

Test

The $2.3 million increase in EBIT in 2013 as compared to 2012 was due to product price increases and the savings being realized from the domestic facility consolidation. The increase was partially offset by approximately $3.4 million of restructuring costs consisting mainly of a facility lease termination charge, severance and relocation expenses and manufacturing inefficiencies resulting from the disruption, which are now completed.

The $4.6 million decrease in EBIT in 2012 as compared to 2011 was due to: a $4 million decrease related to the segment's U.S. operations driven by lower sales volumes within the U.S.; a $2.2 million decrease related to the segment's European operations driven by project delays and unexpected turnover of key employees in Germany, and additional investments in SG&A; partially offset by a $1.5 million increase from the segment's Asian operations due to higher sales volumes.

USG

The $4.3 million decrease in EBIT in 2013 as compared to the prior year was mainly due to $2.6 million of restructuring costs related to the closure of the manufacturing operation in Germany (Doble Lemke GmbH) and relocation of its partial discharge products and intellectual property to its existing lower cost locations in Europe. These shut-down costs consisted of personnel costs, asset impairment charges, and move related costs. In addition, a $4.5 million gain was recorded in 2012 related to the revaluation of the earnout liability related to the Xtensible acquisition.

The $4.5 million decrease in EBIT in 2012 as compared 2011 was primarily due to a $3.1 million decrease in EBIT related to the revaluation of the earnout liability related to the Xtensible acquisition.

Corporate

Corporate operating charges included in consolidated EBIT increased to $28 million as compared to $23.2 million in 2012 mainly due to a $1.5 million pretax write-down of a Doble Lemke trade name and an increase in professional fees and acquisition costs.

The "Reconciliation to Consolidated Totals (Corporate)" in Note 14 to the Consolidated Financial Statements represents Corporate office operating charges.

INTEREST EXPENSE, NET

Interest expense was $2.7 million in 2013, compared to $2.5 million in 2012 and 2011, respectively. The increase in interest expense in 2013 as compared to the prior year was due to higher average interest rates (1.6% vs. 1.2%) and higher average outstanding borrowings ($171 million vs. $126 million).

INCOME TAX EXPENSE

The effective tax rate from continuing operations for fiscal years 2013, 2012 and 2011 was 37.0%, 33.4% and 31.3%, respectively. The increase in the 2013 effective tax rate as compared to the prior year was primarily due to: an adjustment to the foreign valuation allowance which increased the 2013 effective tax rate by 3.3%; the extension of the research tax credit as a result of the American Taxpayer Relief Act of 2012 which reduced the 2013 effective tax rate by 2.2%; a purchase accounting charge which increased the 2012 effective tax rate by 1.0%; and the release of accruals related to uncertain tax positions as a result of the lapse of statute of limitations which reduced the 2012 effective tax rate by 3.7%.

The increase in the 2012 effective tax rate as compared to 2011 was mainly due to: the December 31, 2011, expiration of the research tax credit which increased the 2012 effective tax rate by 1.0%; the repatriation of foreign subsidiary earnings which increased the 2012 effective tax rate by 1.2%; releasing a foreign valuation allowance which reduced the 2011 effective tax rate by 1.9%; a purchase accounting charge increased the 2012 effective tax rate by 1.0%; and the release of accruals related to uncertain tax positions as a result of the lapse of statute of limitations which reduced the 2012 effective tax rate by 3.0%.

The Company's foreign subsidiaries have accumulated unremitted earnings of $33.3 million and cash of $25.3 million at September 30, 2013. No deferred taxes have been provided on these accumulated unremitted earnings because these funds are not needed to meet the liquidity requirements of the Company's U.S. operations and it is the Company's intention to indefinitely reinvest these earnings in continuing international operations. In the event these foreign entities' earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $6 million would be due, which would correspondingly reduce the Company's net earnings. No significant portion of the Company's foreign subsidiaries' earnings was taxed at a very low tax rate.

Capital Resources and Liquidity

The Company's overall financial position and liquidity are strong. Working capital (current assets less current liabilities) increased to $163.6 million at September 30, 2013, from $139.2 million at September 30, 2012, mainly due to higher accounts receivable and inventory balances. The $8.6 million increase in accounts receivable at September 30, 2013, was mainly due to: a $5.8 million increase within the Test segment and a $3 million increase in the USG segment due to the increase of sales in the fourth quarter. The $8.2 million increase in inventory at September 30, 2013, was mainly due to an $8 million increase in the Filtration segment due to: timing and volume of sales and accelerated material receipts for various programs at VACCO and $2.4 million due to the Canyon acquisition.

Net cash provided by operating activities was $47.2 million, $53.2 million and $74.6 million in 2013, 2012 and 2011, respectively. The decrease in 2013 as compared to the prior year was due to a decrease in net earnings and higher operating working capital requirements.

Capital expenditures from continuing operations were $13.9 million, $10.8 million and $11.3 million in 2013, 2012 and 2011, respectively. The increase in 2013 as compared to the prior year was mainly due to the purchase of the ETS-Lindgren facility in Minocqua, Wisconsin for $1.2 million and an increase in manufacturing equipment within the Filtration segment of approximately $2 million mainly due to the Felix Tool acquisition. There were no commitments outstanding that were considered material for capital expenditures at September 30, 2013. In addition, the Company incurred expenditures for capitalized software of $8.4 million, $5.3 million and $5.5 million in 2013, 2012 and 2011, respectively. The increase in 2013 as compared to the prior year was mainly attributable to the Test segment's software development.

The Company made required pension contributions of $3.9 million, $4.8 million and $5.2 million in 2013, 2012 and 2011, respectively.

POTENTIAL SALE OF ACLARA

The Company anticipates that the cash proceeds of the expected divestiture of Aclara will be used to accelerate the Company's repayment of existing debt, while providing additional liquidity for acquisitions around its core businesses. See Item 1A. Risk Factors in our Annual Report on Form 10-K.

ACQUISITIONS

2013

On June 26, 2013, the Company acquired the stock of Canyon Engineering Products, Inc. (Canyon) for $9.2 million in cash, and additionally, purchased Canyon's 70,000 square foot manufacturing facility located in Valencia, California for $7 million. Canyon designs and manufactures precision fluid control devices primarily for the aerospace industry and Canyon's products, technology and customers are very similar to Crissair, Inc. The operating results for Canyon, since the date of acquisition, are included as part of Crissair, Inc. within the Company's Filtration segment. The Company recorded approximately $1.3 million of goodwill related to the transaction and $1.7 million of amortizable identifiable intangible assets consisting primarily of customer relationships.

On December 31, 2012, the Company acquired the assets of Metrum Technologies LLC (Metrum) for a purchase price of $25 million in cash plus contingent consideration based on future revenues over the next four years. Metrum is a leading provider of wireless public network communications products for electric utility customers and also offers communications products and devices for distribution automation and demand response applications. The Company recorded approximately $25 million of goodwill, $11.2 million of amortizable identifiable intangible assets consisting primarily of customer relationships and patents/technology and contingent consideration valued at approximately $13 million. The operating results for the business, since the date of acquisition, are included within Aclara which is included in discontinued operations and/or assets/liabilities held for sale.

On December 21, 2012, the Company acquired the assets of Felix Tool & Engineering, Inc. (Felix Tool) for a purchase price of $1.2 million in cash. Felix Tool is engaged in the design, manufacture and sale of customized perforated tubes for filtration applications in the aerospace and fluid power industry. The purchase price was allocated to property, plant and equipment and inventory based on fair market value at the date of acquisition and there were no intangible assets recorded upon the transaction. The operating results for the business, since the date of acquisition, are included within PTI in the Filtration segment.

On December 10, 2012, the Company acquired the assets of Finepoint Marketing, Inc. (Finepoint) for a purchase price of $2.5 million. Finepoint is the electric power industry's leading conference provider focused on medium and high voltage circuit breakers, as well as related substation and switchgear topics. The operating results for the business, since the date of acquisition, are included as part of Doble in the USG segment. The Company recorded approximately $1.3 million of goodwill as a result of the transaction and $1.2 million of amortizable identifiable intangible assets consisting of customer relationships.

2011

On February 28, 2011, the Company acquired the capital stock of EMV Elektronische Messgerate Vertriebs - GmbH, together with its subsidiary EMSCREEN Electromagnetic Screening GmbH (collectively, EMV) for a purchase price of approximately $5 million, inclusive of cash acquired. EMV, with operations in Taufkirchen, Germany, provides turnkey systems and shielded environments for research, development and quality assurance testing of electronic equipment. EMV's operating results, since the date of acquisition, are included within the Test segment and the Company recorded approximately $4.8 million of goodwill as a result of the transaction.

All of the Company's acquisitions have been accounted for using the purchase method of accounting, and accordingly, the respective purchase prices were allocated to the assets (including intangible assets) acquired and liabilities assumed based on estimated fair values at the date of acquisition. The financial results from these acquisitions have been included in the Company's financial statements from the date of acquisition.

BANK CREDIT FACILITY

At September 30, 2013, the Company had approximately $265 million available to borrow under the credit facility, plus a $250 million increase option, in addition to $42.9 million cash on hand. The Company classified $50 million as the current portion of long-term debt as of September 30, 2013, as the Company intends to repay this amount within the next 12 months; however, the Company has no contractual obligation to repay such amount during the next twelve months. The Company's ability to access the additional $250 million increase option of the credit facility is subject to acceptance by participating or other outside banks.

The credit facility requires, as determined by certain financial ratios, a facility fee ranging from 17.5 to 35 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company's election. The facility is secured by the unlimited guaranty of the Company's material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries' share equity. The financial covenants of the credit facility include a leverage ratio and an interest coverage ratio. As of September 30, 2013, the Company was in compliance with all bank covenants.

Cash flow from operations and borrowings under the bank credit facility are expected to provide adequate resources to meet the Company's capital requirements and operational needs for the foreseeable future.

DIVIDENDS

During 2010, the Company initiated a quarterly cash dividend payable at an annual rate of $0.32 per share. The Company paid dividends of $8.5 million, $8.6 million and $8.5 million in 2013, 2012 and 2011, respectively.

OUTLOOK — 2014

Management continues to see strong growth in 2014 across the business. Management expects 2014 EPS from Continuing Operations – As Adjusted in the range of $1.50 to $1.60 per share, which excludes restructuring charges described below with EPS from Continuing Operations in the range of $1.45 to $1.55 per share. In addition, the 2014 effective tax rate from continuing operations is projected to be approximately 35%. On a quarterly basis, Management expects 2014 revenues and EPS to be more slightly balanced but still more second-half weighted. First quarter EPS from Continuing Operations – As Adjusted is expected to be in the range of $0.24 to $0.29 per share. During 2014, the Company plans to complete the exit and relocation of Crissair's Palmdale, California operation into the Canyon facility in Valencia, California. This move is expected to be completed by September 30, 2014. The restructuring costs are expected to be approximately $2 million, or $0.05 per share.

CONTRACTUAL OBLIGATIONS

The following table shows the Company's contractual obligations as of September 30, 2013:

(Dollars in millions)	Payments due by period				
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligation	$172.0	—	—	172.0	—
Estimated Interest Payments[1]	6.4	2.6	3.8	—	—
Operating Lease Obligations	15.0	5.0	6.7	2.6	0.7
Purchase Obligations[2]	5.1	4.8	0.3	—	—
Total	$198.5	12.4	10.8	174.6	0.7

[1] Estimated interest payments for the Company's debt obligations were calculated based on Management's determination of the estimated applicable interest rates and payment dates and excludes the effect of any Aclara sale consummation.

[2] A purchase obligation is defined as a legally binding and enforceable agreement to purchase goods and services that specifies all significant terms. Since the majority of the Company's purchase orders can be cancelled, they are not included in the table above.

As of September 30, 2013, the Company had $2.2 million of liabilities for uncertain tax positions. The unrecognized tax benefits have been excluded from the table above due to uncertainty as to the amounts and timing of settlement with taxing authorities.

The Company has no off-balance-sheet arrangements outstanding at September 30, 2013.

SHARE REPURCHASES

In August 2012, the Company's Board of Directors authorized an expanded stock repurchase program whereby Management may repurchase shares of its outstanding common stock in the open market and otherwise throughout the period ending September 30, 2013. This program was extended by the Company's Board of Directors through September 30, 2014. The total value authorized is the lesser of $100 million, or the dollar limitation imposed by Section 6.07 of the Company's Credit Agreement dated May 14, 2012. During 2013, the Company repurchased $9.7 million or approximately 270,000 shares. During 2012, the Company repurchased $5.4 million or approximately 150,000 shares. There were no stock repurchases during 2011.

PENSION FUNDING REQUIREMENTS

The minimum cash funding requirements related to the Company's defined benefit pension plans are estimated to be approximately $2.8 million in 2014, approximately $3.4 million in 2015 and approximately $2.7 million in 2016.

OTHER

Management believes that, for the periods presented, inflation has not had a material effect on the Company's results of operations.

The Company is currently involved in various stages of investigation and remediation relating to environmental matters, intellectual property and general corporate matters. Based on current information available, Management does not believe the aggregate costs involved in the resolution of these matters will have a material adverse effect on the Company's operating results, capital expenditures or competitive position.

Market Risk Analysis

MARKET RISK EXPOSURE

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. There were no outstanding derivative instruments at September 30, 2013. The Company has determined that the market risk related to interest rates with respect to its variable debt is not material. The Company estimates that if market interest rates averaged one percentage point higher, the effect would have been less than 2% of net earnings for the year ended September 30, 2013.

The Company is also subject to foreign currency exchange rate risk inherent in its sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. The foreign currency most significant to the Company's operations is the Euro. Net sales to customers outside of the United States were $153.7 million, $162.1 million, and $132.2 million in 2013, 2012 and 2011, respectively. The Company occasionally hedges certain foreign currency commitments by purchasing foreign currency forward contracts. The Company does not have material foreign currency market risk (e.g. net foreign currency transaction gain/loss was less than 2% of net earnings for fiscal years 2013, 2012 and 2011).

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires Management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying Consolidated Financial Statements. In preparing these financial statements, Management has made its best estimates and judgments of certain amounts included in the Consolidated Financial Statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. The Company's senior Management discusses the critical accounting policies described below with the Audit and Finance Committee of the Company's Board of Directors on a periodic basis.

The following discussion of critical accounting policies is intended to bring to the attention of readers those accounting policies which Management believes are critical to the Consolidated Financial Statements and other financial disclosure. It is not intended to be a comprehensive list of all significant accounting policies that are more fully described in Note 1 of Notes to Consolidated Financial Statements.

REVENUE RECOGNITION

Filtration Segment: Within the Filtration segment, approximately 60% of segment revenues (approximately 26% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.

Approximately 40% of segment revenues (approximately 18% of consolidated revenues) are recorded under the percentage-of-completion provisions because the Company manufactures complex products for aerospace and military customers under production contracts. The percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion. These estimates involve various assumptions and projections relative to the outcome of future events over a period of several years, including future labor productivity and availability, the nature and complexity of the work to be performed, availability of materials, the impact of delayed performance, and the timing of product deliveries. These estimates are based on Management's judgment and the Company's substantial experience in developing these types of estimates. Changes in underlying assumptions/estimates may adversely affect financial performance if they increase estimated project costs at completion, or positively affect financial performance if they decrease estimated project costs at completion. Due to the nature of these contracts and the operating unit's cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its estimates to assess revisions in contract values and estimated costs at completion.

Test Segment: Within the Test segment, approximately 65% of revenues (approximately 22% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements and the application of the guidance requires judgment as to whether the deliverables can be divided into more than one unit of accounting and whether the separate units of accounting have value to the customer on a stand-alone basis. Changes to these elements could affect the timing of revenue recognition. There have been no material changes to these elements for the financial statement periods presented.

Approximately 35% of the segment's revenues (approximately 12% of consolidated revenues) are recorded under the percentage-of-completion method due to the complex nature of the enclosures that are designed and produced under these contracts. As discussed above, this method of accounting involves the use of various estimating techniques to project costs at completion, which are based on Management's judgment and the Company's substantial experience in developing these types of estimates. Changes in underlying assumptions/estimates may adversely or positively affect financial performance in a period. Due to the nature of these contracts and the operating unit's cost estimating process, the Company believes that these estimates generally should not be subject to significant variation in the future. There have been no material changes to these estimates for the financial statement periods presented. The Company regularly reviews its contract estimates to assess revisions in contract values and estimated costs at completion.

USG Segment: Within the USG segment, approximately 100% of the segment's revenues (approximately 22% of consolidated revenues) represent products and services sold under a single element arrangement and are recognized when products are delivered (when title and risk of ownership transfers), when services are performed for unaffiliated customers or on a straight-line basis over the lease term.

Discontinued Operations (Aclara): Approximately 100% of Aclara's revenue arrangements contain software components and/or multiple element arrangements. The application of generally accepted accounting principles requires judgment, including the determination of whether an arrangement includes multiple elements and estimates of the fair value of the elements, using vendor-specific objective evidence of fair value (VSOE), if it exists, otherwise third-party evidence (TPE) or estimated selling price (ESP). Changes to the elements in an arrangement, and the ability to identify fair value for those elements could materially impact the amount of earned and/or deferred revenue. There have been no material changes to these estimates for the financial statement periods presented and the Company believes that these estimates generally should not be subject to significant variation in the future.

INVENTORY

Inventories are valued at the lower of cost (first-in, first-out) or market value. Management regularly reviews inventories on hand compared to historical usage and estimated future usage and sales. Inventories under long-term contracts reflect accumulated production costs, factory overhead, initial tooling and other related costs less the portion of such costs charged to cost of sales and any unliquidated progress payments. In accordance with industry practice, costs incurred on contracts in progress include amounts relating to programs having production cycles longer than one year, and a portion thereof may not be realized within one year.

INCOME TAXES

The Company operates in numerous taxing jurisdictions and is subject to examination by various U.S. Federal, state and foreign jurisdictions for various tax periods. Additionally, the Company has retained tax liabilities and the rights to tax refunds in connection with various divestitures of businesses in prior years. The Company's income tax positions are based on research and interpretations of the income tax laws and rulings in each of the jurisdictions in which the Company does business. Due to the subjectivity of interpretations of laws and rulings in each jurisdiction, the differences and interplay in tax laws between those jurisdictions, as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, Management's estimates of income tax liabilities may differ from actual payments or assessments.

Management regularly assesses the Company's position with regard to tax exposures and records liabilities for these uncertain tax positions and related interest and penalties, if any, according to the principles of Financial Accounting Standards Board (FASB) ASC Topic 740, *Income Taxes* (ASC 740). The Company has recorded an accrual that reflects the recognition and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return based upon ASC 740. Additional future income tax expense or benefit may be recognized once the positions are effectively settled. It is the Company's policy to follow FASB ASC 740-10-45-20 and record the tax effects of changes in the opening balance of unrecognized tax benefits in net earnings from continuing operations.

At the end of each interim reporting period, Management estimates the effective tax rate expected to apply to the full fiscal year. The estimated effective tax rate contemplates the expected jurisdiction where income is earned, as well as tax planning strategies. Current and projected growth in income in higher tax jurisdictions may result in an increasing effective tax rate over time. If the actual results differ from Management's estimates, Management may have to adjust the effective tax rate in the interim period if such determination is made.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets may be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance when Management believes it is more likely than not such assets will not be recovered, taking into consideration historical operating results, expectations of future earnings, tax planning strategies, and the expected timing of the reversals of existing temporary differences.

GOODWILL AND OTHER LONG-LIVED ASSETS

Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in the Company's current business model. The estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could result in impairment charges. At September 30, 2013, the Company has determined that no reporting units in continuing operations are at risk of material goodwill impairment as the fair value of each reporting unit substantially exceeded its carrying value.

At September 30, 2013, the Company completed its preliminary annual goodwill impairment evaluation using the two-step goodwill impairment test and determined that a portion of the goodwill related to Aclara was impaired. In the first step of the analysis, the Company compared the estimated fair value of the Aclara reporting unit to its carrying value, including goodwill. The fair value of the reporting unit was determined based on a weighting of income and market approaches. Since the carrying value of the Aclara reporting unit exceeded the estimated fair value, the Company performed the second step of the impairment analysis in order to determine the implied fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of the reporting unit as if it were to be acquired in a business combination and the current fair value of the reporting unit (as calculated in the first step) was the purchase price. The implied fair value of the reporting unit's goodwill was then compared to the carrying value of the goodwill and any excess of carrying value over the implied fair value represents the non-cash impairment charge. The impairment of Aclara's goodwill was impacted by Aclara's expected operating results and the range of bids from potential buyers. The results of the second step preliminary analysis showed that the implied fair value of goodwill was $58 million related to Aclara. Therefore, in the fourth quarter of 2013, the Company recorded a goodwill impairment charge of $48 million and is included within discontinued operations.

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and are reviewed annually for impairment.

PENSION PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on Management's assumptions related to future events including interest rates, return on pension plan assets, and health care cost trend rates. Actual pension plan asset performance will either decrease or increase unamortized pension losses/gains that will affect net earnings in future years. Depending upon the performance of the equity and bond markets in 2014, the Company could be required to record a charge to other comprehensive income/loss. In addition, if the discount rate was decreased by 25 basis points from 4.75% to 4.5%, the projected benefit obligation for the defined benefit plan would increase by approximately $2.6 million and result in an additional after-tax charge to other comprehensive income/loss of approximately $1.6 million. The discount rate used in measuring the Company's pension and postretirement welfare obligations was developed by matching yields of actual high-quality corporate bonds to expected future pension plan cash flows (benefit payments). Over 400 Aa-rated, non-callable bonds with a wide range of maturities were used in the analysis. After using the bond yields to determine the present value of the plan cash flows, a single representative rate that resulted in the same present value was developed.

Other Matters

CONTINGENCIES

The Company is currently involved in various stages of investigation and remediation relating to environmental matters, intellectual property and general corporate matters. Based on current information available, Management does not believe the aggregate costs involved in the resolution of these matters will have a material adverse effect on the Company's operating results, capital expenditures or competitive position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign currency exchange rates. The Company is exposed to market risk related to changes in interest rates and selectively uses derivative financial instruments, including forward contracts and swaps, to manage these risks. There were no outstanding derivative instruments at September 30, 2013. See further discussion in "Management's Discussion and Analysis — Market Risk Analysis" regarding the Company's market risks.

CONTROLS AND PROCEDURES

The Company carried out an evaluation under the supervision of and with the participation of Management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in Company reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. There have been no significant changes in the Company's internal controls or in other factors during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

New Accounting Pronouncements

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, *Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment* (ASU 2012-02). This ASU updates the rules on testing indefinite-lived intangible assets other than goodwill for impairment and permits the option to perform a qualitative assessment of the fair value of indefinite-lived intangible assets. This update is effective for fiscal years, and interim periods within those years, beginning after September 15, 2012, and did not have a material impact on the Company's financial statements.

Forward-Looking Information

Statements regarding future events and the Company's future results that are based on current expectations, estimates, forecasts and projections about the Company's performance and the industries in which the Company operates, the timing, success and financial impact of the Aclara sale process, the use of expected proceeds from any sale of Aclara, amount and timing of 2014 revenues, growth, EPS from Continuing Operations, and EPS from Continuing Operations – As Adjusted, adequacy of the Company's credit facilities and future cash flows, the timing of and restructuring costs associated with the closure and consolidation of the Crissair facility into the Canyon facility, minimum cash funding required by or a charge to equity connected with the Company's defined benefit plans and other postretirement benefit plans, expected benefits payable from the Company's defined benefit plans and other postretirement benefit plans, outcome of current litigation, claims and charges, material foreign currency risk, the likelihood that materially different amounts would be reported in connection with the Company's application of the accounting policies described herein, the likelihood that revenue estimates used in the Test and Filtration segments' contracts recorded under the percentage-of-completion method will change materially, the amount of NOLs not realizable, continued reinvestment of foreign earnings and the resulting U.S. tax liability in the event such earnings are repatriated, the accuracy of the Company's estimates utilized in software revenue recognition, the accuracy of the Company's estimates utilized to project costs at completion in the Test segment and Filtration segment, income tax liabilities, the effective tax rate, the timing and amount of the reduction of unrecognized tax benefits, valuation of deferred tax assets, repayment of debt within the next 12 months, the recognition of costs related to share-based compensation arrangements, future costs relating to environmental matters, share repurchases, investments, sustained performance improvement, market risk related to interest rates, performance improvement initiatives, growth opportunities, new product development, the Company's ability to increase shareholder value, acquisitions, and the beliefs and assumptions of Management contained in the letter To Our Shareholders (pages 1-3), and Management's Discussion and Analysis and other statements contained herein which are not strictly historical are considered "forward-looking statements" within the meaning of the safe harbor provisions of the Federal securities laws. Words such as expects, anticipates, targets, goals, projects, intends, plans, believes, estimates, variations of such words, and similar expressions are intended to identify such forward-looking statements. Investors are cautioned that such statements are only predictions, speak only as of the date of this report, and the Company undertakes no duty to update them except as may be required by applicable laws or regulations. The Company's actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company's operations and business environment including, but not limited to those described under "Item 1A. Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2013, and the following: the receipt of acceptable offers, the ability to negotiate acceptable terms and conditions, available financing and the receipt of necessary government and customer approvals in connection with the sale of Aclara; the impacts of natural disasters on the Company's operations and those of the Company's customers and suppliers; the timing and content of future customer orders; termination for convenience of customer contracts; timing and magnitude of future contract awards; weakening of economic conditions in served markets; the success of the Company's competitors; changes in customer demands or customer insolvencies; competition; intellectual property rights; technical difficulties; the availability of selected acquisitions; delivery delays or defaults by customers; performance issues with key customers, suppliers and subcontractors; material changes in the costs of certain raw materials; labor disputes; changes in laws and regulations including but not limited to changes in accounting standards and taxation requirements; costs relating to environmental matters; litigation uncertainty; and the Company's successful execution of internal restructuring and consolidation plans.

Consolidated Statements of Operations

(Dollars in thousands, except per share amounts) Years ended September 30,	**2013**	2012	2011
Net sales	**$ 490,079**	478,699	450,816
Costs and expenses:			
Cost of sales	**295,863**	294,655	273,845
Selling, general and administrative expenses	**129,809**	128,152	123,293
Amortization of intangible assets	**6,179**	5,674	4,988
Interest expense, net	**2,693**	2,469	2,493
Other (income) expenses, net	**5,940**	(4,433)	(7,808)
Total costs and expenses	**440,484**	426,517	396,811
Earnings before income tax	**49,595**	52,182	54,005
Income tax expense	**18,335**	17,408	16,922
Net earnings from continuing operations	**31,260**	34,774	37,083
(Loss) earnings from discontinued operations, net of tax (benefit) expense of $(5,215), $7,397 and $7,535, in 2013, 2012 and 2011, respectively	**(56,863)**	12,105	15,418
Net (loss) earnings	**$ (25,603)**	46,879	52,501
Earnings (loss) per share:			
Basic:			
Continuing operations	**$ 1.18**	1.30	1.39
Discontinued operations	**(2.15)**	0.46	0.58
Net (loss) earnings	**$ (0.97)**	1.76	1.97
Diluted:			
Continuing operations	**$ 1.17**	1.29	1.38
Discontinued operations	**(2.13)**	0.44	0.57
Net (loss) earnings	**$ (0.96)**	1.73	1.95
Average common shares outstanding (in thousands):			
Basic	**26,450**	26,699	26,588
Diluted	**26,802**	27,030	26,903

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

(Dollars in thousands) Years ended September 30,	**2013**	2012	2011
Net (loss) earnings	**$ (25,603)**	46,879	52,501
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**644**	(2,018)	(333)
Amortization of prior service costs and actuarial gains (losses)	**8,078**	(4,171)	(4,354)
Change in fair value of interest rate swap	**—**	2	289
Total other comprehensive income (loss), net of tax	**8,722**	(6,187)	(4,398)
Comprehensive (loss) income	**$ (16,881)**	40,692	48,103

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(Dollars in thousands) Years ended September 30,	2013	2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ **42,850**	30,215
Accounts receivable, less allowance for doubtful accounts of $1,124 and $1,217 in 2013 and 2012, respectively	**91,980**	83,414
Costs and estimated earnings on long-term contracts, less progress billings of $30,887 and $30,534 in 2013 and 2012, respectively	**20,717**	14,567
Inventories	**90,228**	82,063
Current portion of deferred tax assets	**23,349**	22,313
Other current assets	**15,930**	12,940
Assets held for sale – current	**108,867**	97,932
Total current assets	**393,921**	343,444
Property, plant and equipment:		
Land and land improvements	**7,178**	4,984
Buildings and leasehold improvements	**54,316**	47,624
Machinery and equipment	**74,948**	69,293
Construction in progress	**3,426**	3,039
	139,868	124,940
Less accumulated depreciation and amortization	**(64,332)**	(62,389)
Net property, plant and equipment	**75,536**	62,551
Intangible assets, net	**180,217**	176,486
Goodwill	**282,949**	279,640
Other assets	**9,469**	9,638
Assets held for sale - other	**150,236**	161,994
Total Assets	**$1,092,328**	1,033,753

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(Dollars in thousands) Years ended September 30,	2013	2012
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	**$ 50,000**	50,000
Accounts payable	**38,537**	35,253
Advance payments on long-term contracts, less costs incurred of $23,853 and $31,534 in 2013 and 2012, respectively	**17,543**	21,700
Accrued salaries	**21,730**	19,613
Current portion of deferred revenue	**17,508**	16,332
Accrued other expenses	**21,453**	20,577
Liabilities held for sale – current	**63,585**	40,730
Total current liabilities	**230,356**	204,205
Pension obligations	**19,089**	35,480
Deferred tax liabilities	**99,795**	88,675
Other liabilities	**3,348**	947
Long-term debt	**122,000**	65,000
Liabilities held for sale – other	**16,026**	8,133
Total liabilities	**490,614**	402,440
Shareholders' equity:		
Preferred stock, par value $.01 per share, authorized 10,000,000 shares	**—**	—
Common stock, par value $.01 per share, authorized 50,000,000 shares; Issued 30,147,504 and 30,044,486 shares in 2013 and 2012, respectively	**301**	300
Additional paid-in capital	**284,565**	279,392
Retained earnings	**407,512**	441,566
Accumulated other comprehensive loss, net of tax	**(16,656)**	(25,378)
	675,722	695,880
Less treasury stock, at cost (3,707,407 and 3,453,249 common shares in 2013 and 2012, respectively)	**(74,008)**	(64,567)
Total shareholders' equity	**601,714**	631,313
Total Liabilities and Shareholders' Equity	**$1,092,328**	1,033,753

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, September 30, 2010	29,839	$298	270,943	359,274	(14,793)	(59,740)	555,982
Comprehensive income:							
Net earnings	—	—	—	52,501	—	—	52,501
Translation adjustments	—	—	—	—	(333)	—	(333)
Net unrecognized actuarial loss, net of tax of $2,689	—	—	—	—	(4,354)	—	(4,354)
Interest rate swap, net of tax of $(187)	—	—	—	—	289	—	289
Cash dividends declared ($0.32 per share)	—	—	—	(8,534)	—	—	(8,534)
Stock options and stock compensation plans, net of tax benefit of $(55)	118	2	4,864	—	—	293	5,159
Balance, September 30, 2011	29,957	300	275,807	403,241	(19,191)	(59,447)	600,710
Comprehensive income:							
Net earnings	—	—	—	46,879	—	—	46,879
Translation adjustments	—	—	—	—	(2,018)	—	(2,018)
Net unrecognized actuarial loss, net of tax of $2,769	—	—	—	—	(4,171)	—	(4,171)
Interest rate swap, net of tax of $(1)	—	—	—	—	2	—	2
Cash dividends declared ($0.32 per share)	—	—	—	(8,554)	—	—	(8,554)
Stock options and stock compensation plans, net of tax benefit of $(123)	87	—	3,585	—	—	283	3,868
Purchases into treasury	—	—	—	—	—	(5,403)	(5,403)
Balance, September 30, 2012	30,044	300	279,392	441,566	(25,378)	(64,567)	631,313
Comprehensive income (loss):							
Net (loss) earnings	**—**	**—**	**—**	**(25,603)**	**—**	**—**	**(25,603)**
Translation adjustments	**—**	**—**	**—**	**—**	**644**	**—**	**644**
Net unrecognized actuarial gain, net of tax of $(5,468)	**—**	**—**	**—**	**—**	**8,078**	**—**	**8,078**
Cash dividends declared ($0.32 per share)	**—**	**—**	**—**	**(8,451)**	**—**	**—**	**(8,451)**
Stock options and stock compensation plans, net of tax benefit of $(84)	**104**	**1**	**5,173**	**—**	**—**	**262**	**5,436**
Purchases into treasury	**—**	**—**	**—**	**—**	**—**	**(9,703)**	**(9,703)**
Balance, September 30, 2013	**30,148**	**$301**	**284,565**	**407,512**	**(16,656)**	**(74,008)**	**601,714**

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Dollars in thousands) Years ended September 30,	2013	2012	2011
Cash flows from operating activities:			
Net (loss) earnings	$ (25,603)	46,879	52,501
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net loss (earnings) from discontinued operations, net of tax	56,863	(12,105)	(15,418)
Depreciation and amortization	14,805	14,495	13,476
Stock compensation expense	4,577	4,356	4,470
Changes in current assets and liabilities	(19,031)	(3,451)	(5,596)
Effect of deferred taxes on tax provision	10,084	1,086	3,551
Change in acquisition earnout obligation	—	(4,459)	(7,595)
Pension contributions	(3,900)	(4,800)	(5,230)
Change in deferred revenue and costs, net	913	2,373	(300)
Other	(1,626)	1,694	2,007
Net cash provided by operating activities – continuing operations	37,082	46,068	41,866
Net cash provided by discontinued operations	10,069	7,096	32,750
Net cash provided by operating activities	47,151	53,164	74,616
Cash flows from investing activities:			
Acquisition of businesses, net of cash acquired	(19,452)	—	(3,732)
Change in restricted cash (acquisition escrow)	—	1,367	1,361
Capital expenditures	(13,862)	(10,799)	(11,315)
Additions to capitalized software	(8,408)	(5,344)	(5,492)
Net cash used by investing activities – continuing operations	(41,722)	(14,776)	(19,178)
Net cash used by investing activities – discontinued operations	(35,031)	(15,036)	(11,053)
Net cash used by investing activities	(76,753)	(29,812)	(30,231)
Cash flows from financing activities:			
Proceeds from long-term debt	122,000	192,455	49,370
Principal payments on long-term debt	(65,000)	(202,455)	(78,370)
Dividends paid	(8,451)	(8,554)	(8,534)
Purchases of shares into treasury	(9,703)	(5,403)	—
Deferred financing costs	—	(1,937)	—
Proceeds from exercise of stock options	1,750	(184)	762
Other	998	801	370
Net cash provided (used) by financing activities	41,594	(25,277)	(36,402)
Effect of exchange rate changes on cash and cash equivalents	643	(2,018)	(333)
Net increase (decrease) in cash and cash equivalents	12,635	(3,943)	7,650
Cash and cash equivalents at beginning of year	30,215	34,158	26,508
Cash and cash equivalents at end of year	$ 42,850	30,215	34,158
Changes in current assets and liabilities:			
Accounts receivable, net	$ (6,377)	8,881	(14,078)
Costs and estimated earnings on long-term contracts, net	(6,150)	(1,593)	(231)
Inventories	(5,219)	(8,590)	(13,136)
Other assets	(2,513)	4,186	(1,159)
Accounts payable	3,120	(1,535)	325
Advance payments on long-term contracts, net	(4,157)	(1,967)	17,977
Accrued expenses	2,265	(2,833)	4,706
	$ (19,031)	(3,451)	(5,596)
Supplemental cash flow information:			
Interest paid	$ 2,573	1,588	1,959
Income taxes paid (including state & foreign)	11,680	16,544	21,895

See accompanying Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

A. PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of ESCO Technologies Inc. (ESCO) and its wholly owned subsidiaries (the Company). All significant intercompany transactions and accounts have been eliminated in consolidation.

B. BASIS OF PRESENTATION

Fair values of the Company's financial instruments are estimated by reference to quoted prices from market sources and financial institutions, as well as other valuation techniques. The estimated fair value of each class of financial instruments approximated the related carrying value at September 30, 2013, and 2012.

The assets of Aclara Technologies LLC (Aclara) are classified as held for sale and are accounted for as discontinued operations in accordance with accounting principles generally accepted in the United States of America (GAAP). Prior period amounts have been reclassified to conform to the current period presentation. See Note 2.

C. NATURE OF CONTINUING OPERATIONS

The Company has three reportable segments: Filtration/Fluid Flow (Filtration), RF Shielding and Test (Test), and Utility Solutions Group (USG).

Filtration: The companies within this segment primarily design and manufacture specialty filtration products including hydraulic filter elements and fluid control devices used in commercial aerospace applications, unique filter mechanisms used in micro-propulsion devices for satellites and custom designed filters for manned aircraft and submarines.

Test: ETS-Lindgren Inc. (ETS-Lindgren) is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy.

USG: Doble Engineering Company (Doble) provides high-end, intelligent, diagnostic test solutions for the electric power delivery industry.

D. USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company regularly evaluates the estimates and assumptions related to the allowance for doubtful trade receivables, inventory obsolescence, warranty reserves, value of equity-based awards, goodwill and purchased intangible asset valuations, asset impairments, employee benefit plan liabilities, income tax liabilities and assets and related valuation allowances, uncertain tax positions, estimates on long-term contracts, and litigation and other loss contingencies. Actual results could differ from those estimates.

E. REVENUE RECOGNITION

Filtration Segment: Within the Filtration segment, approximately 60% of revenues (approximately 26% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers.

Approximately 40% of segment revenues (approximately 18% of consolidated revenues) are recorded under the percentage-of-completion method. Products accounted for under this guidance include the design, development and manufacture of complex fluid control products, quiet valves, manifolds and systems primarily for the aerospace and military markets. For arrangements that are accounted for under this guidance, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on units delivered. The percentage-of-completion method of accounting involves the use of various techniques to estimate expected costs at completion.

Test Segment: Within the Test segment, approximately 65% of revenues (approximately 22% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers) or when services are performed for unaffiliated customers. Certain arrangements contain multiple elements generally consisting of materials and installation services used in the construction and installation of standard shielded enclosures to measure and contain magnetic and electromagnetic energy. The installation process does not involve changes to the features or capabilities of the equipment and does not require proprietary information about the equipment in order for the installed equipment to perform to specifications. There is objective and reliable evidence of fair value for each of the units of accounting, and, as a result, the arrangement revenue is allocated to the separate units of accounting based on their relative fair values. Typically, fair value is the price of the deliverable when it is regularly sold on a stand-alone basis.

Approximately 35% of the segment's revenues (approximately 12% of consolidated revenues) are recorded under the percentage-of-completion method due to the complex nature of the enclosures that are designed and produced under these contracts. Products accounted for under this guidance include the construction and installation of complex test chambers to a buyer's specifications that provide its customers with the ability to measure and contain magnetic, electromagnetic and acoustic energy. As discussed above, for arrangements that are accounted for under this guidance, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes these revenues and costs based on either (a) units delivered or (b) contract milestones. If a reliable measure of output cannot be established (which applies in less than 5% of Test segment revenues or 2% of consolidated revenues), input measures (e.g., costs incurred) are used to recognize revenue. Given the nature of the Company's operations related to these contracts, costs incurred represent an appropriate measure of progress towards completion.

The percentage-of-completion method of accounting involves the use of various techniques to estimate expected costs at completion. These estimates are based on Management's judgment and the Company's substantial experience in developing these types of estimates.

USG Segment: Within the USG segment, approximately 100% of segment revenues (approximately 22% of consolidated revenues) are recognized when products are delivered (when title and risk of ownership transfers), when services are performed for unaffiliated customers or on a straight-line basis over the lease term.

Discontinued Operations (Aclara): Approximately 100% of Aclara's revenue arrangements contain software components and/or multiple element arrangements. These revenue arrangements are divided into separate units of accounting if the delivered item(s) has value to the customer on a stand-alone basis, there is objective and reliable evidence of the fair value of the undelivered item(s) and delivery/performance of the undelivered item(s) is probable. The revenue arrangements generally include multiple products and services, or "elements" consisting of meter and substation hardware, meter reading system software, program management support during the deployment period and software support (post-contract customer support or "PCS"). These arrangements typically require the Company to deliver software at the inception of the arrangement while the hardware and program management support are delivered over the contractual deployment period. Software support is provided during deployment and subsequent thereto. The Company allocates consideration to each deliverable in an arrangement based on its relative selling price. When arrangements have both software and non-software elements, the Company allocates consideration to each element using vendor-specific objective evidence (VSOE), if it exists, otherwise third-party evidence (TPE) is utilized. If neither VSOE nor TPE of selling price exists for a unit of accounting, the Company uses estimated selling price (ESP). The VSOE of the fair value of undelivered elements is determined based on the historical evidence of stand-alone sales of these elements to customers or, if applicable, the stated renewal rate in the agreement. TPE is determined by the prices charged by the Company's competitors for a similar deliverable when sold separately. The objective of ESP is to determine the price at which the Company would transact if the product or service were sold on a stand-alone basis. The application of these principles requires judgment, including the determination of whether a software arrangement includes multiple elements and estimates of the fair value of the elements.

Hardware is considered a specified element in the software arrangement and VSOE has been established for this element. VSOE for the hardware element is determined based on the price when sold separately to customers. Hardware revenues are generally recognized at the time of shipment or receipt by customer depending upon contract terms. VSOE generally does not exist for the software element; therefore, the Company uses TPE or ESP based on the number of endpoints. The Company has established VSOE for the PCS element by a consistent pricing of PCS and PCS renewals as a percentage of the software license fees or by reference to contractual renewals, when the renewal terms are substantive. Revenues for PCS are recognized ratably over the maintenance term specified in the contract (generally in 12 monthly increments). Revenues for program management support are recognized when services have been provided. The Company determines VSOE for program management support based on hourly rates when services are performed separately.

F. CASH AND CASH EQUIVALENTS

Cash equivalents include temporary investments that are readily convertible into cash, such as money market funds.

G. ACCOUNTS RECEIVABLE

Accounts receivable have been reduced by an allowance for amounts that the Company estimates are uncollectible in the future. This estimated allowance is based on Management's evaluation of the financial condition of the customer and historical write-off experience.

H. COSTS AND ESTIMATED EARNINGS ON LONG-TERM CONTRACTS

Costs and estimated earnings on long-term contracts represent unbilled revenues, including accrued profits, accounted for under the percentage-of-completion method, net of progress billings.

I. INVENTORIES

Inventories are valued at the lower of cost (first-in, first-out) or market value. Inventories are regularly reviewed for excess quantities and obsolescence based upon historical experience, specific identification of discontinued items, future demand, and market conditions. Inventories under long-term contracts reflect accumulated production costs, factory overhead, initial tooling and other related costs less the portion of such costs charged to cost of sales and any unliquidated progress payments.

J. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation and amortization are computed primarily on a straight-line basis over the estimated useful lives of the assets: buildings, 10-40 years; machinery and equipment, 3-10 years; and office furniture and equipment, 3-10 years. Leasehold improvements are amortized over the remaining term of the applicable lease or their estimated useful lives, whichever is shorter. Long-lived tangible assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized based on fair value.

K. GOODWILL AND OTHER LONG-LIVED ASSETS

Goodwill represents the excess of purchase costs over the fair value of net identifiable assets acquired in business acquisitions. Management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by Management to be commensurate with the risk inherent in the Company's current business model. See Note 2.

Other intangible assets represent costs allocated to identifiable intangible assets, principally capitalized software, patents, trademarks, and technology rights. See Note 4 regarding goodwill and other intangible assets activity.

L. CAPITALIZED SOFTWARE

The costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is typically established upon completion of a detailed program design. Costs incurred after this point are capitalized on a project-by-project basis. Capitalized costs consist of internal and external development costs. Upon general release of the product to customers, the Company ceases capitalization and begins amortization, which is calculated on a project-by-project basis as the greater of (1) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues for the product or (2) the straight-line method over the estimated economic life of the product. The Company generally amortizes the software development costs over a three-to-seven year period based upon the estimated future economic life of the product. Factors considered in determining the estimated future economic life of the product include anticipated future revenues, and changes in software and hardware technologies. Management annually reviews the carrying values of capitalized costs for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If expected cash flows are insufficient to recover the carrying amount of the asset, then an impairment loss is recognized to state the asset at its net realizable value.

M. INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets may be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance when Management believes it is more likely than not such assets will not be recovered, taking into consideration historical operating results, expectations of future earnings, tax planning strategies, and the expected timing of the reversals of existing temporary differences.

N. RESEARCH AND DEVELOPMENT COSTS

Company-sponsored research and development costs include research and development and bid and proposal efforts related to the Company's products and services. Company-sponsored product development costs are charged to expense when incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for similarly to other program costs. Customer-sponsored research and development costs refer to certain situations whereby customers provide funding to support specific contractually defined research and development costs.

O. FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's foreign operations are translated into U.S. dollars in accordance with FASB ASC Topic 830, *Foreign Currency Matters*. The resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

P. EARNINGS PER SHARE

Basic earnings per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common shares outstanding during the period plus shares issuable upon the assumed exercise of dilutive common share options and vesting of performance-accelerated restricted shares using the treasury stock method.

The number of shares used in the calculation of earnings per share for each year presented is as follows:

(In thousands)	**2013**	2012	2011
Weighted Average Shares Outstanding — Basic	**26,450**	26,699	26,588
Dilutive Options and Performance-Accelerated Restricted Stock	**352**	331	315
Shares — Diluted	**26,802**	27,030	26,903

Options to purchase 78,166 shares at prices ranging from $36.70-$37.98 were outstanding during the year ended September 30, 2013, but were not included in the respective computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. Options to purchase 126,787 shares at prices ranging from $35.69-$45.81 were outstanding during the year ended September 30, 2012, but were not included in the respective computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. Options to purchase 372,653 shares at prices ranging from $32.55-$54.88 were outstanding during the year ended September 30, 2011, but were not included in the respective computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. These options expire in various periods through 2014.

Approximately 156,000, 175,000 and 173,000 restricted shares were outstanding but unearned at September 30, 2013, 2012 and 2011, respectively, and, therefore, were not included in the respective years' computations of diluted EPS.

Q. SHARE-BASED COMPENSATION

The Company provides compensation benefits to certain key employees under several share-based plans providing for employee stock options and/or performance-accelerated restricted shares (restricted shares), and to non-employee directors under a non-employee directors compensation plan. Share-based payment expense is measured at the grant date based on the fair value of the award and is recognized on a straight-line basis over the requisite service period (generally the vesting period of the award).

R. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss of $(16.7) million at September 30, 2013, consisted of $(20.6) million related to the pension net actuarial loss; and $3.9 million related to currency translation adjustments. Accumulated other comprehensive loss of $(25.4) million at September 30, 2012, consisted of $(28.7) million related to the pension net actuarial loss; and $3.3 million related to currency translation adjustments.

S. DEFERRED REVENUE AND COSTS

Deferred revenue and costs are recorded when products or services have been provided but the criteria for revenue recognition have not been met. If there is a customer acceptance provision or there is uncertainty about customer acceptance, revenue and costs are deferred until the customer has accepted the product or service.

T. DERIVATIVE FINANCIAL INSTRUMENTS

All derivative financial instruments are reported on the balance sheet at fair value. The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as a hedge and on the type of hedge. For each derivative instrument designated as a cash flow hedge, the effective portion of the gain or loss on the derivative is deferred in accumulated other comprehensive income until recognized in earnings with the underlying hedged item. For each derivative instrument designated as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item are recognized immediately in earnings. Regardless of type, a fully effective hedge will result in no net earnings impact while the derivative is outstanding. To the extent that any hedge is ineffective at offsetting cash flow or fair value changes in the underlying hedged item, there could be a net earnings impact.

U. NEW ACCOUNTING STANDARDS

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, *Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment* (ASU 2012-02). This ASU updates the rules on testing indefinite-lived intangible assets other than goodwill for impairment and permits the option to perform a qualitative assessment of the fair value of indefinite-lived intangible assets. This update is effective for fiscal years, and interim periods within those years, beginning after September 15, 2012, and did not have a material impact on the Company's financial statements.

2. Assets Held for Sale

As previously disclosed, during the third quarter of 2013, the Company's Board of Directors approved the initiation of a process to sell that portion of the Company's USG segment represented by its subsidiary Aclara Technologies LLC (Aclara). Aclara is a supplier of special purpose fixed-network communications systems for electric, gas and water utilities including hardware and software to support advanced metering applications. Aclara's assets and liabilities constitute a disposal group to be classified as held for sale and Aclara constitutes a component of the Company with operations and cash flows that are clearly distinguishable, operationally and for financial reporting purposes, from the rest of the entity. The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations. Accordingly, Aclara is reflected as discontinued operations and/or assets/liabilities held for sale in the consolidated financial statements and related notes for all periods presented.

Aclara's pretax (loss) earnings recorded in discontinued operations was $(62.1) million, $19.5 million, and $22.9 million for the years ended September 30, 2013, 2012 and 2011, respectively. The 2013 pretax loss was due to the $48 million goodwill impairment charge recorded in the fourth quarter of 2013; lower sales volumes; and changes in product mix (higher shipments of lower margin gas products as compared to higher margin electric products). Aclara's net sales were $184.5 million, $209.7 million, and $242.9 million for the years ended September 30, 2013, 2012 and 2011, respectively. Aclara's operations were included within the Company's USG segment prior to the classification as discontinued operations.

The major classes of Aclara assets and liabilities held for sale included in the Consolidated Balance Sheets at September 30, 2013 and 2012 are shown below:

(Dollars in millions)	**2013**	2012
Assets:		
Accounts receivable, net	**$ 55.5**	67.6
Inventories	**34.9**	26.0
Other current assets	**18.5**	4.3
Current assets	**108.9**	97.9
Net property, plant & equipment	**14.5**	13.3
Intangible assets, net	**66.0**	55.0
Goodwill	**57.9**	81.6
Other assets	**11.8**	12.1
Total assets	**259.1**	259.9
Liabilities:		
Accounts payable	**22.2**	18.8
Accrued expenses and other current liabilities	**41.4**	21.9
Current liabilities	**63.6**	40.7
Other liabilities	**16.0**	8.1
Total liabilities	**$ 79.6**	48.8

The Company completed its preliminary annual goodwill impairment evaluation using the two-step goodwill impairment test and determined that a portion of the goodwill related to Aclara was impaired. In the first step of the analysis, the Company compared the estimated fair value of the Aclara reporting unit to its carrying value, including goodwill. The fair value of the reporting unit was determined based on a weighting of income and market approaches. Since the carrying value of the Aclara reporting unit exceeded the fair value, the Company performed the second step of the impairment analysis in order to determine the implied fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of the reporting unit as if it were to be acquired in a business combination and the current fair value of the reporting unit (as calculated in the first step) was the purchase price. The implied fair value of the reporting units' goodwill was then compared to the carrying value of the goodwill and any excess of carrying value over the implied fair value represents the non-cash impairment charge. The impairment of Aclara's goodwill was impacted by Aclara's expected operating results and the range of bids from potential buyers. The results of the second step preliminary analysis showed that the implied fair value of goodwill was $58 million for the Aclara unit. Therefore, in the fourth quarter of 2013, the Company recorded a goodwill impairment charge of $48 million included within Discontinued Operations.

3. Acquisitions

2013

On June 26, 2013, the Company acquired the stock of Canyon Engineering Products, Inc. (Canyon) for $9.2 million in cash, and additionally, purchased Canyon's 70,000 square foot manufacturing facility located in Valencia, California, for $7 million. Canyon designs and manufactures precision fluid control devices primarily for the aerospace industry and Canyon's products, technology and customers are very similar to Crissair, Inc. The operating results for Canyon, since the date of acquisition, are included as part of Crissair, Inc. within ESCO's Filtration segment. The Company recorded approximately $1.3 million of goodwill related to the transaction and $1.7 million of amortizable identifiable intangible assets consisting primarily of customer relationships.

On December 31, 2012, the Company acquired the assets of Metrum Technologies LLC (Metrum) for a purchase price of $25 million in cash plus contingent consideration based on future revenues over the next four years. Metrum is a leading provider of wireless public network communications products for electric utility customers and also offers communications products and devices for distribution automation and demand response applications. The Company recorded approximately $25 million of goodwill, $11.2 million of amortizable identifiable intangible assets consisting primarily of customer relationships and patents/technology and contingent consideration valued at approximately $13 million. The operating results for the business, since the date of acquisition, are included within Aclara which is included in discontinued operations and/or assets held for sale.

On December 21, 2012, the Company acquired the assets of Felix Tool & Engineering, Inc. (Felix Tool) for a purchase price of $1.2 million in cash. Felix Tool is engaged in the design, manufacture and sale of customized perforated tubes for filtration applications in the aerospace and fluid power industry. The purchase price was allocated to property, plant and equipment and inventory based on fair market value at the date of acquisition and there were no intangible assets recorded upon the transaction. The operating results for the business, since the date of acquisition, are included within PTI Technologies Inc. in the Filtration segment.

On December 10, 2012, the Company acquired the assets of Finepoint Marketing, Inc. (Finepoint) for a purchase price of $2.5 million. Finepoint is the electric power industry's leading conference provider focused on medium and high voltage circuit breakers, as well as related substation and switchgear topics. The operating results for the business, since the date of acquisition, are included as a part of Doble in the USG segment. The Company recorded approximately $1.3 million of goodwill as a result of the transaction and $1.2 million of amortizable identifiable intangible assets consisting of customer relationships.

2011

On February 28, 2011, the Company acquired the capital stock of EMV Elektronische Messgerate Vertriebs - GmbH, together with its subsidiary EMSCREEN Electromagnetic Screening GmbH (collectively, EMV) for a purchase price of approximately $5 million, inclusive of cash acquired. EMV, with operations in Taufkirchen, Germany, provides turnkey systems and shielded environments for research, development and quality assurance testing of electronic equipment. EMV's operating results, since the date of acquisition, are included within the Test segment and the Company recorded approximately $4.8 million of goodwill as a result of the transaction.

All of the Company's acquisitions have been accounted for using the purchase method of accounting and accordingly, the respective purchase prices were allocated to the assets (including intangible assets) acquired and liabilities assumed based on estimated fair values at the date of acquisition. The financial results from these acquisitions have been included in the Company's financial statements from the date of acquisition. Pro forma financial information related to the Company's acquisitions was not presented as it was not significant to the Company's results of operations. None of the goodwill recorded as part of the acquisitions mentioned above is expected to be deductible for U.S. Federal or state income tax purposes.

4. Goodwill and Other Intangible Assets

Included on the Company's Consolidated Balance Sheets at September 30, 2013, and 2012 are the following intangible assets gross carrying amounts and accumulated amortization:

(Dollars in millions)	**2013**	2012
Goodwill	**$ 282.9**	279.6
Intangible assets with determinable lives:		
Patents		
Gross carrying amount	**$ 0.9**	0.8
Less: accumulated amortization	**0.6**	0.6
Net	**$ 0.3**	0.2
Capitalized software		
Gross carrying amount	**$ 32.1**	23.0
Less: accumulated amortization	**15.3**	11.7
Net	**$ 16.8**	11.3
Customer Relationships		
Gross carrying amount	**$ 64.1**	61.4
Less: accumulated amortization	**17.9**	14.7
Net	**$ 46.2**	46.7
Other		
Gross carrying amount	**$ 0.4**	0.2
Less: accumulated amortization	**0.2**	0.2
Net	**$ 0.2**	—
Intangible assets with indefinite lives:		
Trade names	**$ 116.7**	118.2

The Company performed its annual evaluation of goodwill and intangible assets for impairment during the fourth quarter of fiscal 2013 and concluded no impairment existed at September 30, 2013, related to continuing operations.

The changes in the carrying amount of goodwill attributable to each business segment for the years ended September 30, 2013, and 2012 are as follows:

(Dollars in millions)	USG	Test	Filtration	Total
Balance as of September 30, 2011	$ 216.1	34.8	29.3	280.2
Acquisitions/adjustments	(0.5)	(0.1)	—	(0.6)
Balance as of September 30, 2012	215.6	34.7	29.3	279.6
Acquisitions/adjustments	1.7	0.3	1.3	3.3
Balance as of September 30, 2013	**$217.3**	**35.0**	**30.6**	**282.9**

Amortization expense related to intangible assets with determinable lives was $6.2 million, $5.7 million and $5 million in 2013, 2012 and 2011, respectively. Patents are amortized over the life of the patents, generally 17 years. Capitalized software is amortized over the estimated useful life of the software, generally three to seven years. Customer relationships are generally amortized over twenty years. Intangible asset amortization for fiscal years 2014 through 2018 is estimated at approximately $7 million per year.

5. Accounts Receivable

Accounts receivable, net of the allowance for doubtful accounts, consist of the following at September 30, 2013, and 2012:

(Dollars in thousands)	2013	2012
Commercial	**$88,938**	80,048
U.S. Government and prime contractors	**3,042**	3,366
Total	**$91,980**	83,414

6. Inventories

Inventories consist of the following at September 30, 2013, and 2012:

(Dollars in thousands)	2013	2012
Finished goods	**$20,925**	19,753
Work in process — including long-term contracts	**30,884**	27,217
Raw materials	**38,419**	35,093
Total	**$90,228**	82,063

7. Property, Plant and Equipment

Depreciation expense of property, plant and equipment for the years ended September 30, 2013, 2012 and 2011 was $8.6 million, $8.1 million and $7.8 million, respectively.

The Company leases certain real property, equipment and machinery under noncancelable operating leases. Rental expense under these operating leases for the years ended September 30, 2013, 2012 and 2011 was $5 million, $5 million and $8.1 million, respectively. Future aggregate minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2013, are:

(Dollars in thousands) Years ending September 30:	
2014	$ 4,994
2015	4,219
2016	2,519
2017	1,472
2018 and thereafter	1,749
Total	$14,953

8. Income Tax Expense

Total income tax expense (benefit) for the years ended September 30, 2013, 2012 and 2011 was allocated to income tax expense as follows:

(Dollars in thousands)	2013	2012	2011
Income tax expense from Continuing Operations	**$18,335**	17,408	16,922
Income tax (benefit) expense from Discontinued Operations	**(5,215)**	7,397	7,535
Total income tax expense	**$13,120**	24,805	24,457

The components of income from continuing operations before income taxes consisted of the following for the years ended September 30:

(Dollars in thousands)	2013	2012	2011
United States	**$43,159**	46,883	49,702
Foreign	**6,436**	5,299	4,303
Total income before income taxes	**$49,595**	52,182	54,005

The principal components of income tax expense (benefit) from continuing operations for the years ended September 30, 2013, 2012 and 2011 consist of:

(Dollars in thousands)	2013	2012	2011
Federal			
Current	**$10,723**	11,144	9,667
Deferred	**2,942**	2,954	4,672
State and local:			
Current	**896**	1,372	1,801
Deferred	**642**	309	464
Foreign:			
Current	**2,033**	1,863	3,049
Deferred	**1,099**	(234)	(2,731)
Total	**$18,335**	17,408	16,922

The actual income tax expense (benefit) from continuing operations for the years ended September 30, 2013, 2012 and 2011 differs from the expected tax expense for those years (computed by applying the U.S. Federal corporate statutory rate) as follows:

	2013	2012	2011
Federal corporate statutory rate	**35.0%**	35.0%	35.0%
State and local, net of Federal benefits	**2.7**	3.3	3.7
Foreign	**(1.9)**	(0.7)	(2.3)
Research credit	**(2.5)**	(0.3)	(1.3)
Domestic production deduction	**(2.5)**	(2.4)	(2.2)
Change in uncertain tax positions	**0.1**	(3.6)	(0.5)
Purchase accounting adjustment	**—**	1.0	—
Executive compensation	**1.8**	0.6	0.5
Valuation allowance	**4.0**	0.2	(1.7)
Other, net	**0.3**	0.3	0.1
Effective income tax rate	**37.0%**	33.4%	31.3%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 2013, and 2012 are presented below:

(Dollars in thousands)	**2013**	2012
Deferred tax assets:		
Inventories, long-term contract accounting, contract cost reserves and other	**$ 6,825**	7,819
Pension and other postretirement benefits	**7,417**	13,437
Net operating loss carryforward — domestic	**848**	562
Net operating loss carryforward — foreign	**3,955**	3,841
Capital loss carryforward	**240**	240
Other compensation-related costs and other cost accruals	**19,325**	17,589
State credit carryforward	**1,099**	997
Total deferred tax assets	**39,709**	44,485
Deferred tax liabilities:		
Goodwill	**(14,576)**	(12,783)
Acquisition assets	**(61,403)**	(63,323)
Depreciation, software amortization	**(36,396)**	(33,799)
Net deferred tax liabilities before valuation allowance	**(72,666)**	(65,420)
Less valuation allowance	**(3,780)**	(942)
Net deferred tax liabilities	**$ (76,446)**	(66,362)

The Company has a foreign net operating loss carryforward of $14 million at September 30, 2013, which reflects tax loss carryforwards in Brazil, Germany, India, Japan and the United Kingdom. $12.7 million of the tax loss carryforwards have no expiration date while the remaining $1.3 million will expire between 2020 and 2022. The Company has state net operating loss carryforwards of $9.9 million at September 30, 2013 which expire between 2018 and 2033. The Company also has net state research and other credit carryforwards of $1.1 million of which $1 million expires between 2023 and 2028. The remaining $0.1 million does not have an expiration date.

At September 30, 2013, the Company has established a valuation allowance of $0.4 million against state credit carryforwards and $0.4 million against state net operating loss (NOL) carryforwards that are not expected to be realized in future periods. In addition, the Company has established a valuation allowance of $0.2 million at September 30, 2013 and 2012, respectively, against the capital loss carryforward generated in 2008, as such loss carryforward may not be realized in future periods. Lastly, the Company has established a valuation allowance against certain NOL carryforwards in foreign jurisdictions which may not be realized in future periods. The valuation allowance established against the foreign NOL carryforwards was $2.8 million and $0.7 million at September 30, 2013, and 2012, respectively. The Company classifies its valuation allowance related to deferred taxes on a pro rata basis by taxing jurisdiction.

The Company's foreign subsidiaries have accumulated unremitted earnings of $33.3 million and cash of $25.3 million at September 30, 2013. No deferred taxes have been provided on these accumulated unremitted earnings because these funds are not needed to meet the liquidity requirements of the Company's U.S. operations and it is the Company's intention to indefinitely reinvest these earnings in continuing international operations. In the event these foreign entities' earnings were distributed, it is estimated that U.S. taxes, net of available foreign tax credits, of approximately $6 million would be due, which would correspondingly reduce the Company's net earnings. No significant portion of the Company's foreign subsidiaries' earnings was taxed at a very low tax rate.

As of September 30, 2013, the Company had $2.2 million of unrecognized benefits (see table below), which, net of Federal benefit, if recognized, would affect the Company's effective tax rate.

A reconciliation of the Company's unrecognized tax benefits for the years ended September 30, 2013, and 2012 is presented in the table below:

(Dollars in millions)	**2013**	2012
Balance as of October 1,	**$ 1.8**	3.6
Increases related to prior year tax positions	**0.5**	—
Decreases related to prior year tax positions	**—**	(0.3)
Increases related to current year tax positions	**0.2**	0.1
Decreases related to settlements with taxing authorities	**(0.1)**	—
Lapse of statute of limitations	**(0.2)**	(1.6)
Balance as of September 30,	**$ 2.2**	1.8

The Company anticipates a $1.1 million reduction in the amount of unrecognized tax benefits in the next 12 months as a result of a lapse of the applicable statute of limitations. The Company's policy is to include interest related to unrecognized tax benefits in income tax expense and penalties in operating expense. As of September 30, 2013, 2012 and 2011, the Company had accrued interest related to uncertain tax positions of $0.1 million, $0.1 million and $0.2 million, respectively, net of Federal income tax benefit, on its Consolidated Balance Sheet. No significant penalties have been accrued.

The principal jurisdictions for which the Company files income tax returns are U.S. Federal and the various city, state, and international locations where the Company has operations. The U.S. Federal tax years for the periods ended September 30, 2010, and forward remain subject to income tax examination. Various state tax years for the periods ended September 30, 2009, and forward remain subject to income tax examinations. The Company is subject to income tax in many jurisdictions outside the United States, none of which is individually material to the Company's financial position, statements of cash flows, or results of operations.

9. Debt

Debt consists of the following at September 30, 2013, and 2012:

(Dollars in thousands)	**2013**	2012
Revolving credit facility, including current portion	**$172,000**	115,000
Current portion of long-term debt	**(50,000)**	(50,000)
Total long-term debt, less current portion	**$122,000**	65,000

On May 14, 2012, the Company entered into a new $450 million five-year revolving credit facility with JPMorgan Chase Bank, N.A., as administrative agent, PNC Bank, N.A., as syndication agent, and eight other participating lenders (the "Credit Facility"). The Credit Facility replaced the Company's $330 million revolving credit facility that would otherwise have matured in November, 2012. Through a credit facility expansion option, the Company may elect to increase the size of the Credit Facility by entering into incremental term loans, in any agreed currency, at a minimum of $25 million each up to a maximum of $250 million aggregate.

At September 30, 2013, the Company had approximately $265 million available to borrow under the Credit Facility, plus a $250 million increase option, in addition to $42.9 million cash on hand. The Company classified $50 million as the current portion of long-term debt as of September 30, 2013, as the Company intends to repay this amount within the next twelve months; however, the Company has no contractual obligation to repay such amount during the next twelve months. The Company's ability to access the additional $250 million increase option of the Credit Facility is subject to acceptance by participating or other outside banks.

The credit facility requires, as determined by certain financial ratios, a facility fee ranging from 17.5 to 35 basis points per annum on the unused portion. The terms of the facility provide that interest on borrowings may be calculated at a spread over the London Interbank Offered Rate (LIBOR) or based on the prime rate, at the Company's election. The facility is secured by the unlimited guaranty of the Company's material domestic subsidiaries and a 65% pledge of the material foreign subsidiaries' share equity. The financial covenants of the Credit Facility include a leverage ratio and an interest coverage ratio. During 2013 and 2012, the maximum aggregate short-term borrowings at any month-end were $191 million and $141 million, respectively; the average aggregate short-term borrowings outstanding based on month-end balances were $171 million and $126 million, respectively; and the weighted average interest rates were 1.55%, 1.20%, and 1.40% for 2013, 2012 and 2011, respectively. The letters of credit issued and outstanding under the Credit Facility totaled $13 million and $15.3 million at September 30, 2013, and 2012, respectively.

10. Capital Stock

The 30,147,504 and 30,044,486 common shares as presented in the accompanying Consolidated Balance Sheets at September 30, 2013, and 2012 represent the actual number of shares issued at the respective dates. The Company held 3,707,407 and 3,453,249 common shares in treasury at September 30, 2013, and 2012, respectively.

In August 2012, the Company's Board of Directors authorized an expanded stock repurchase program whereby Management may repurchase shares of its outstanding common stock in the open market and otherwise throughout the period ended September 30, 2013. This program was extended by the Company's Board of Directors through September 30, 2014. The total value authorized was the lesser of $100 million, or the dollar limitation imposed by Section 6.07 of the Company's Credit Agreement dated May 14, 2012. The Company repurchased approximately 270,000 shares in 2013 and 150,000 shares during 2012. There were no stock repurchases in 2011.

11. Share-Based Compensation

The Company provides compensation benefits to certain key employees under several share-based plans providing for employee stock options and/or performance-accelerated restricted shares (restricted shares), and to non-employee directors under a non-employee directors compensation plan.

Stock Option Plans

The Company's stock option awards are generally subject to graded vesting over a three-year service period. All outstanding options were granted at prices equal to fair market value at the date of grant. The options granted prior to September 30, 2003, have a 10-year contractual life from date of issuance, expiring in various periods through 2013. Beginning in fiscal 2004, the options granted have a five-year contractual life from date of issuance. The Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award.

The fair value of each option award is estimated as of the date of grant using the Black-Scholes option pricing model. The weighted average assumptions for the periods indicated are noted below. Expected volatility is based on historical volatility of ESCO's stock calculated over the expected term of the option. The Company utilizes historical company data to develop its expected term assumption. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the date of grant. There were no stock option grants during 2013, 2012 or 2011.

Information regarding stock options awarded under the option plans is as follows:

	FY2013		FY2012		FY2011	
	Shares	**Estimated Weighted Avg. Price**	Shares	Estimated Weighted Avg. Price	Shares	Estimated Weighted Avg. Price
October 1,	**125,816**	**$36.29**	435,054	$35.58	761,931	$35.15
Granted	**—**	**—**	—	—	—	—
Exercised	**(51,116)**	**$34.70**	(100,872)	$14.98	(104,912)	$13.18
Cancelled	**(7,350)**	**$37.30**	(208,366)	$45.18	(221,965)	$44.67
September 30,	**67,350**	**$37.39**	125,816	$36.29	435,054	$35.58
At September 30,						
Reserved for future grant	**500,000**		1,301,090		1,115,776	
Exercisable	**67,350**	**$37.39**	125,149	$36.31	397,073	$35.42

The aggregate intrinsic value of options exercised during 2013, 2012 and 2011 was $0.3 million, $2 million and $2.4 million, respectively. The aggregate intrinsic value of stock options outstanding and exercisable at September 30, 2013, was zero. The weighted-average fair value of stock options per share granted in 2013, 2012 and 2011 and 2010 was zero respectively.

Summary information regarding stock options outstanding at September 30, 2013, is presented below:

	Options Outstanding		
Range of Exercise Prices	**Number Outstanding at Sept. 30, 2013**	**Weighted-Average Remaining Contractual Life**	**Weighted Average Exercise Price**
$32.55	**2,000**	**1.3 years**	**$ 32.55**
$37.54	**65,350**	**.02 years**	**$ 37.54**
	67,350	**.06 years**	**$ 37.39**

	Exercisable Options Outstanding	
Range of Exercise Prices	**Number Exercisable at Sept. 30, 2013**	**Weighted Average Exercise Price**
$32.55	**2,000**	**$ 32.55**
$37.54	**65,350**	**$ 37.54**
	67,350	**$ 37.39**

Performance-accelerated Restricted Share Awards

The performance-accelerated restricted shares (restricted shares) have a five-year term with accelerated vesting if certain targets based on market conditions are achieved. In these cases, if it is probable that the performance condition will be met, the Company recognizes compensation cost on a straight-line basis over the shorter performance period; otherwise, it will recognize compensation cost over the longer service period. Compensation cost for the majority of the outstanding restricted share awards is being recognized over the shorter performance period as it is probable the performance condition will be met. The restricted share award grants were valued at the stock price on the date of grant. Pretax compensation expense related to the restricted share awards for continuing operations was $4 million, $3.8 million and $3.4 million for the fiscal years ended September 30, 2013, 2012 and 2011, respectively.

The following summary presents information regarding outstanding restricted share awards as of September 30, 2013, and changes during the period then ended:

	Shares	Weighted Avg. Price
Nonvested at October 1, 2012	404,448	$32.65
Granted	111,131	$38.76
Vested	(81,834)	$37.39
Cancelled	(8,500)	$34.48
Nonvested at September 30, 2013	425,245	$33.29

Non-Employee Directors Plan

The non-employee directors compensation plan provides to each non-employee director a retainer of 900 common shares per quarter. Compensation expense related to the non-employee director grants was $0.6 million, $0.6 million and $0.6 million for the years ended September 30, 2013, 2012 and 2011, respectively.

Total Share-Based Compensation

The total share-based compensation cost that has been recognized in results of operations and included within SG&A from continuing operations was $4.6 million, $4.4 million and $4.5 million for the years ended September 30, 2013, 2012 and 2011, respectively. The total income tax benefit recognized in results of operations for share-based compensation arrangements was $1.3 million, $1.6 million and $1.8 million for the years ended September 30, 2013, 2012 and 2011, respectively. The Company has elected to use tax law ordering rules when calculating the income tax benefit associated with its share-based payment arrangements. In addition, the Company elected to use the simplified method of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized. As of September 30, 2013, there was $5.6 million of total unrecognized compensation cost related to share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.4 years.

12. Retirement and Other Benefit Plans

Substantially all domestic employees were covered by a defined contribution pension plan maintained by the Company. Effective December 31, 2003, the Company's defined benefit plan was frozen and no additional benefits have been accrued after that date. As a result, the accumulated benefit obligation and projected benefit obligation are equal. These frozen retirement income benefits are provided to employees under defined benefit pay-related and flat-dollar plans, which are noncontributory. In conjunction with the acquisition of Doble, the Company assumed responsibility for its defined benefit plan and has frozen the plan effective December 31, 2008, and no additional benefits have been accrued after that date. Effective October 1, 2009, the Company's defined benefit plan and Doble's benefit plan were merged into one plan. The annual contributions to the defined benefit retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act. In addition to providing retirement income benefits, the Company provides unfunded postretirement health and life insurance benefits to certain retirees. To qualify, an employee must retire at age 55 or later and the employee's age plus service must equal or exceed 75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired employees. Effective December 31, 2004, no new retirees were eligible for life insurance benefits.

The Company uses a measurement date of September 30 for its pension and other postretirement benefit plans. The Company has an accrued benefit liability of $0.7 million and $0.8 million at September 30, 2013, and 2012, respectively, related to its other postretirement benefit obligations. All other information related to its postretirement benefit plans is not considered material to the Company's results of operations or financial condition.

The following tables provide a reconciliation of the changes in the pension plans and fair value of assets over the two-year period ended September 30, 2013, and a statement of the funded status as of September 30, 2013, and 2012:

(Dollars in millions)	**2013**	2012
Reconciliation of benefit obligation		
Net benefit obligation at beginning of year	**$ 97.1**	83.2
Service cost	**0.1**	0.1
Interest cost	**3.6**	3.8
Actuarial (gain) loss	**(9.7)**	13.4
Settlements	**(0.3)**	—
Gross benefits paid	**(3.6)**	(3.4)
Net benefit obligation at end of year	**$ 87.2**	97.1

(Dollars in millions)	**2013**	2012
Reconciliation of fair value of plan assets		
Fair value of plan assets at beginning of year	**$ 61.1**	50.5
Actual return on plan assets	**6.2**	9.0
Employer contributions	**4.5**	5.0
Gross benefits paid	**(3.9)**	(3.4)
Settlements	**—**	—
Fair value of plan assets at end of year	**$ 67.9**	61.1

(Dollars in millions)	**2013**	2012
Funded Status		
Funded status at end of year	**$ (19.3)**	(36.0)
Unrecognized prior service cost	**—**	—
Unrecognized net actuarial (gain) loss	**—**	—
Accrued benefit cost	**(19.3)**	(36.0)
Amounts recognized in the Balance Sheet consist of:		
Noncurrent asset	**—**	—
Current liability	**(0.3)**	(0.5)
Noncurrent liability	**(19.0)**	(35.5)
Accumulated other comprehensive (income)/loss (before tax effect)	**34.8**	48.3
Amounts recognized in Accumulated Other Comprehensive (Income)/Loss consist of:		
Net actuarial loss	**34.8**	48.2
Prior service cost	**—**	0.1
Accumulated Other Comprehensive (Income)/Loss	**$ 34.8**	48.3

The following table provides the components of net periodic benefit cost for the plans for the years ended September 30, 2013, 2012 and 2011:

(Dollars in millions)	**2013**	2012	2011
Service cost	**$ 0.1**	0.1	0.1
Interest cost	**3.6**	3.8	3.9
Expected return on plan assets	**(4.4)**	(4.1)	(4.2)
Net actuarial loss	**2.1**	1.5	1.1
Settlement gain	**(0.1)**	—	—
Net periodic benefit cost	**1.3**	1.3	0.9
Defined contribution plans	**4.6**	4.5	3.7
Total	**$ 5.9**	5.8	4.6

The discount rate used in measuring the Company's pension obligations was developed by matching yields of actual high-quality corporate bonds to expected future pension plan cash flows (benefit payments). Over 400 Aa-rated, non-callable bonds with a wide range of maturities were used in the analysis. After using the bond yields to determine the present value of the plan cash flows, a single representative rate that resulted in the same present value was developed. The expected long-term rate of return on plan assets assumption was determined by reviewing the actual investment return of the plans since inception and evaluating those returns in relation to expectations of various investment organizations to determine whether long-term future returns are expected to differ significantly from the past.

The following weighted-average assumptions were used to determine the net periodic benefit cost for the pension plans:

	2013	2012	2011
Discount rate	**3.75%**	4.50%	5.00%
Rate of increase in compensation levels	**N/A**	N/A	N/A
Expected long-term rate of return on assets	**7.50%**	7.50%	8.00%

The following weighted-average assumptions were used to determine the net periodic benefit obligations for the pension plans:

	2013	2012
Discount rate	**4.75%**	3.75%
Rate of increase in compensation levels	**N/A**	N/A

The assumed rate of increase in compensation levels is not applicable in 2013, 2012 and 2011 as the plan was frozen in earlier years.

The asset allocation for the Company's pension plans at the end of 2013 and 2012, the Company's acceptable range and the target allocation for 2014, by asset category, follows:

	Target Allocation	Acceptable Range	Percentage of Plan Assets at Year-end	
Asset Category	2014		**2013**	2012
Equity securities	38%	34-42%	**34%**	59%
Fixed income	62%	58-66%	**65%**	39%
Cash/cash equivalents	0%	0-5%	**1%**	2%

The Company's pension plan assets are managed by outside investment managers and assets are rebalanced when the target ranges are exceeded. Pension plan assets consist principally of funds which invest in marketable securities including common stocks, bonds, and interest-bearing deposits. The Company's investment strategy with respect to pension assets is to achieve a total rate of return (income and capital appreciation) that is sufficient to accomplish the purpose of providing retirement benefits to all eligible and future retirees of the pension plan. The Company regularly monitors performance and compliance with investment guidelines.

FAIR VALUE OF FINANCIAL MEASUREMENTS

FASB ASC 825, *Financial Instruments*, establishes a three-level hierarchy for disclosure of fair value measurements, based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date, as follows:

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company is required to separately disclose assets and liabilities measured at fair value on a recurring basis, from those measured at fair value on a nonrecurring basis.

The fair values of the Company's defined benefit plan investments as of September 30, 2013, by asset category, are as follows:

(Dollars in millions)	Level 1	Level 2	Level 3	Total
Investments at Fair Value:				
Cash and Cash Equivalents	$ 0.9	—	—	0.9
Common and Preferred Stock Funds:				
Domestic large capitalization	4.8	—	—	4.8
Domestic small/mid capitalization	6.5	—	—	6.5
International funds	9.7	—	—	9.7
Fixed Income Funds	43.8	—	—	43.8
Real Estate Investments	2.2	—	—	2.2
Total Investments at Fair Value	$ 67.9	—	—	67.9

For assets that are measured using quoted prices in active markets, the total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs, which have been determined to be immaterial. Assets that are measured using significant other observable inputs are primarily valued by reference to quoted prices of markets that are not active. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying value of cash represents fair value as it consists of actual currency, and is classified as Level 1.

Common and preferred stock funds: The plans' common and preferred stock funds primarily consist of investments in listed U.S. and international companies' stocks. The stock investments are valued using quoted prices from the various public markets. Most equity securities trade on formal exchanges, both domestic and foreign (e.g. NYSE, NASDAQ, LSE), and can be accurately described as active markets. The observable valuation inputs are unadjusted quoted prices that represent active market trades.

Fixed income funds: Fixed income funds consist of investments in U.S. and foreign corporate credit, U.S. and foreign government issues (including agencies and mortgages), U.S. Treasuries, U.S. state and municipal securities and asset-backed securities. These investments are generally priced by institutional bids, which reflect estimated values based on underlying model frameworks at various dealers and vendors, or are formally listed on exchanges, where dealers exchange bid and ask offers to arrive at most executed transaction prices.

Real estate investments: The plan invests in U.S. real estate through indirect ownership entities, which are structured as limited partnerships or private real estate investment trusts (REITs).

EXPECTED CASH FLOWS

Information about the expected cash flows for the pension and other postretirement benefit plans follows:

(Dollars in millions)	Pension Benefits	Other Benefits
Expected Employer Contributions — 2014	$ 3.1	0.1
Expected Benefit Payments		
2014	4.3	0.1
2015	4.4	0.1
2016	4.9	0.1
2017	4.9	—
2018	5.0	0.1
2019-2023	$ 28.1	0.4

13. Other Financial Data

Items charged to continuing operations during the years ended September 30, 2013, 2012 and 2011 included the following:

(Dollars in thousands)	**2013**	2012	2011
Salaries and wages (including fringes)	**$151,805**	138,192	129,572
Maintenance and repairs	**4,368**	4,248	3,568
Research and development (R&D) costs:			
Company-sponsored	**12,704**	14,293	14,936
Customer-sponsored	**15,014**	9,171	8,527
Total R&D	**27,718**	23,464	23,463
Other engineering costs	**7,715**	12,217	7,406
Total R&D and other engineering costs	**$ 35,433**	35,681	30,869
As a % of net sales	**7.2%**	7.5%	6.8%

A reconciliation of the changes in accrued product warranty liability for the years ended September 30, 2013, 2012 and 2011 is as follows:

(Dollars in thousands)	**2013**	2012	2011
Balance as of October 1,	**$ 1,536**	2,120	1,967
Additions charged to expense	**1,048**	197	770
Deductions	**(704)**	(781)	(617)
Balance as of September 30,	**$ 1,880**	1,536	2,120

14. Business Segment Information

The Company is organized based on the products and services it offers. Under this organizational structure, the Company has three reporting segments: Filtration/Fluid Flow (Filtration), RF Shielding and Test (Test), and Utility Solutions Group (USG).

The Filtration segment's operations consist of: PTI Technologies Inc., VACCO Industries, Crissair, Inc., Canyon Engineering Products, Inc. and Thermoform Engineered Quality LLC. The companies within this segment design and manufacture specialty filtration products including hydraulic filter elements and fluid control devices used in commercial aerospace applications, unique filter mechanisms used in micro-propulsion devices for satellites and custom designed filters for manned aircraft and submarines.

Test segment operations consist of ETS-Lindgren Inc. (ETS-Lindgren). ETS-Lindgren is an industry leader in providing its customers with the ability to identify, measure and contain magnetic, electromagnetic and acoustic energy. ETS-Lindgren also manufactures radio frequency shielding products and components used by manufacturers of medical equipment, communications systems, electronic products, and shielded rooms for high-security data processing and secure communication.

The USG segment's operations consist of Doble Engineering Company (Doble). Doble provides high-end, intelligent diagnostic test solutions for the electric power delivery industry and is a leading supplier of power factor and partial discharge testing instruments used to assess the integrity of high-voltage power delivery equipment. Previously, USG also included Aclara Technologies LLC. See Note 2.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1 to the Consolidated Financial Statements. The operating units within each reporting segment have been aggregated because of similar economic characteristics and meet the other aggregation criteria of FASB ASC 280.

The Company evaluates the performance of its operating units based on EBIT, which is defined as: Earnings Before Interest and Taxes. Intersegment sales and transfers are not significant. Segment assets consist primarily of customer receivables, inventories, capitalized software and fixed assets directly associated with the production processes of the segment. Segment depreciation and amortization is based upon the direct assets listed above.

NET SALES

(Dollars in millions)

Year ended September 30,	2013	2012	2011
Filtration	**$214.1**	194.8	167.6
Test	**166.7**	175.9	176.5
USG	**109.3**	108.0	106.7
Consolidated totals	**$490.1**	478.7	450.8

No customers exceeded 10% of sales in 2013, 2012 or 2011.

EBIT

(Dollars in millions)

Year ended September 30,	2013	2012	2011
Filtration	**$ 42.4**	38.0	30.8
Test	**16.3**	14.0	18.6
USG	**21.6**	25.9	30.4
Reconciliation to consolidated totals (Corporate)	**(28.0)**	(23.2)	(23.3)
Consolidated EBIT	**52.3**	54.7	56.5
Less: interest expense	**(2.7)**	(2.5)	(2.5)
Earnings before income tax	**$ 49.6**	52.2	54.0

IDENTIFIABLE ASSETS

(Dollars in millions)

Year ended September 30,	2013	2012
Filtration	**$ 122.9**	98.4
Test	**102.4**	92.8
USG	**72.3**	66.6
Corporate (includes assets held for sale)	**794.7**	776.0
Consolidated totals	**$1,092.3**	1,033.8

Corporate assets consist primarily of goodwill, deferred taxes, acquired intangible assets, cash balances and assets held for sale.

CAPITAL EXPENDITURES

(Dollars in millions)

Year ended September 30,	2013	2012	2011
Filtration	**$ 6.6**	4.4	3.3
Test	**3.2**	2.2	1.5
USG	**3.9**	3.6	6.5
Corporate	**0.2**	0.6	—
Consolidated totals	**$13.9**	10.8	11.3

In addition to the above amounts, the Company incurred expenditures for capitalized software of $8.4 million, $5.3 million and $5.5 million in 2013, 2012 and 2011, respectively.

DEPRECIATION AND AMORTIZATION

(Dollars in millions)

Year ended September 30,	2013	2012	2011
Filtration	**$ 4.2**	3.9	3.3
Test	**2.5**	2.5	2.2
USG	**4.6**	3.4	3.1
Corporate	**3.5**	4.7	4.9
Consolidated totals	**$14.8**	14.5	13.5

GEOGRAPHIC INFORMATION

Net sales

(Dollars in millions)

Year ended September 30,	2013	2012	2011
United States	**$336.4**	316.6	318.6
Asia	**59.5**	66.3	45.9
Europe	**51.5**	61.7	56.9
Canada	**14.3**	12.6	14.1
India	**10.2**	7.5	—
Other	**18.2**	14.0	15.3
Consolidated totals	**$490.1**	478.7	450.8

Long-lived assets

(Dollars in millions)

Year ended September 30,	2013	2012
United States	**$72.8**	59.2
Europe	**2.2**	2.6
Other	**0.5**	0.8
Consolidated totals	**$75.5**	62.6

Net sales are attributed to countries based on location of customer. Long-lived assets are attributed to countries based on location of the asset.

15. Commitments and Contingencies

At September 30, 2013, the Company had $13 million in letters of credit outstanding as guarantees of contract performance. The Company is currently involved in various stages of investigation and remediation relating to environmental matters, intellectual property and general corporate matters. Based on current information available, Management does not believe the aggregate costs involved in the resolution of these matters will have a material adverse effect on the Company's operating results, capital expenditures or competitive position.

16. Quarterly Financial Information (Unaudited)

(Dollars in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2013					
Net sales	**$ 110,518**	**118,039**	**116,922**	**144,600**	**490,079**
Net earnings from continuing operations	**5,343**	**5,523**	**6,514**	**13,880**	**31,260**
Net (loss) earnings from discontinued operations	**(5,097)**	**(3,964)**	**(1,617)**	**(46,185)**	**(56,863)**
Net (loss) earnings	**246**	**1,559**	**4,897**	**(32,305)**	**(25,603)**
Basic earnings (loss) per share:					
Net earnings from continuing operations	**0.20**	**0.21**	**0.25**	**0.52**	**1.18**
Net (loss) earnings from discontinued operations	**(0.19)**	**(0.15)**	**(0.06)**	**(1.75)**	**(2.15)**
Net (loss) earnings	**0.01**	**0.06**	**0.19**	**(1.23)**	**(0.97)**
Diluted earnings (loss) per share:					
Net earnings from continuing operations	**0.20**	**0.21**	**0.24**	**0.52**	**1.17**
Net (loss) earnings from discontinued operations	**(0.19)**	**(0.15)**	**(0.06)**	**(1.73)**	**(2.13)**
Net (loss) earnings	**0.01**	**0.06**	**0.18**	**(1.21)**	**(0.96)**
Dividends declared per common share	**$ 0.08**	**0.08**	**0.08**	**0.08**	**0.32**
2012					
Net sales	$ 111,480	125,237	118,432	123,550	478,699
Net earnings from continuing operations	6,191	7,575	11,540	9,468	34,774
Net earnings (loss) from discontinued operations	(984)	2,627	2,251	8,211	12,105
Net earnings	5,207	10,202	13,791	17,679	46,879
Basic earnings (loss) per share:					
Net earnings from continuing operations	0.24	0.28	0.43	0.35	1.30
Net earnings (loss) from discontinued operations	(0.04)	0.10	0.09	0.31	0.46
Net earnings	0.20	0.38	0.52	0.66	1.76
Diluted earnings (loss) per share:					
Net earnings from continuing operations	0.23	0.28	0.43	0.35	1.29
Net earnings (loss) from discontinued operations	(0.04)	0.10	0.08	0.30	0.44
Net earnings	0.19	0.38	0.51	0.65	1.73
Dividends declared per common share	$ 0.08	0.08	0.08	0.08	0.32

See Notes 2 and 3 of Notes to Consolidated Financial Statements for discussion of divestiture and acquisition activity. Beginning in the third quarter of 2013, Aclara was classified as discontinued operations and assets/liabilities held for sale. Prior period amounts have been reclassified to conform to the current period presentation.

Management's Statement of Financial Responsibility

The Company's Management is responsible for the fair presentation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America, and for their integrity and accuracy. Management is confident that its financial and business processes provide accurate information on a timely basis.

Management, with the oversight of ESCO's Board of Directors, has established and maintains a strong ethical climate in which the Company's affairs are conducted. Management also has established an effective system of internal controls that provide reasonable assurance as to the integrity and accuracy of the financial statements, and responsibility for the Company's assets. KPMG LLP, the Company's independent registered public accounting firm, reports directly to the Audit and Finance Committee of the Board of Directors. The Audit and Finance Committee has established policies consistent with corporate reform laws for auditor independence. In accordance with corporate governance listing requirements of the New York Stock Exchange:

- A majority of Board members are independent of the Company and its Management.
- All members of the key Board committees — the Audit and Finance, the Human Resources and Compensation and the Nominating and Corporate Governance Committees — are independent.
- The independent members of the Board meet regularly without the presence of Management.
- The Company has a clear code of ethics and a conflict of interest policy to ensure that key corporate decisions are made by individuals who do not have a financial interest in the outcome, separate from their interest as Company officials.
- The charters of the Board committees clearly establish their respective roles and responsibilities.
- The Company has a Corporate Ethics Committee, ethics officers at each operating location and an ombudsman hot line available to all domestic employees and all foreign employees have local ethics officers and access to the Company's ombudsman.

The Company has a strong financial team, from its executive leadership to each of its individual contributors. Management monitors compliance with its financial policies and practices over critical areas including internal controls, financial accounting and reporting, accountability, and safeguarding of its corporate assets. The internal audit control function maintains oversight over the key areas of the business and financial processes and controls, and reports directly to the Audit and Finance Committee. Additionally, all employees are required to adhere to the ESCO Code of Business Conduct and Ethics, which is monitored by the Corporate Ethics Committee.

Management is dedicated to ensuring that the standards of financial accounting and reporting that are established are maintained. The Company's culture demands integrity and a commitment to strong internal practices and policies.

The Consolidated Financial Statements have been audited by KPMG LLP, whose report is included herein.



Victor L. Richey
Chairman, Chief Executive Officer, and President



Gary E. Muenster
Executive Vice President, and Chief Financial Officer

Management's Report on Internal Control Over Financial Reporting

The Company's Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2013, using criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of September 30, 2013, based on these criteria.

Our internal control over financial reporting as of September 30, 2013, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report which is included herein.



Victor L. Richey
Chairman, Chief Executive Officer,
and President



Gary E. Muenster
Executive Vice President,
and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
ESCO Technologies Inc.:

We have audited the accompanying Consolidated Balance Sheets of ESCO Technologies Inc. and subsidiaries as of September 30, 2013, and 2012, and the related Consolidated Statements of Operations, Comprehensive Income (Loss), Shareholders' Equity, and Cash Flows for each of the years in the three-year period ended September 30, 2013. We also have audited ESCO Technologies Inc.'s internal control over financial reporting as of September 30, 2013, based on criteria established in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ESCO Technologies Inc.'s Management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on ESCO Technologies Inc.'s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Consolidated Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by Management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of Management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of ESCO Technologies Inc. and subsidiaries as of September 30, 2013, and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, ESCO Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on criteria established in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

St. Louis, Missouri
November 27, 2013

Five-Year Financial Summary

(Dollars in millions, except per share amounts)	**2013**	2012	2011	2010	2009
For years ended September 30:					
Net sales	**$490.1**	478.7	450.8	350.0	329.2
Net earnings from continuing operations	**31.3**	34.8	37.1	17.5	21.2
Net (loss) earnings from discontinued operations	**(56.9)**	12.1	15.4	27.3	28.2
Net (loss) earnings	**(25.6)**	46.9	52.5	44.8	49.4
Earnings (loss) per share:					
Basic:					
Continuing operations	**$1.18**	1.30	1.39	0.66	0.81
Discontinued operations	**(2.15)**	0.46	0.58	1.04	1.07
Net (loss) earnings	**$(0.97)**	1.76	1.97	1.70	1.88
Diluted:					
Continuing operations	**$ 1.17**	1.29	1.38	0.65	0.80
Discontinued operations	**(2.13)**	0.44	0.57	1.03	1.06
Net (loss) earnings	**$(0.96)**	1.73	1.95	1.68	1.86
As of September 30:					
Working capital	**163.6**	139.2	122.5	109.4	116.2
Total assets	**1,092.3**	1,033.8	1,011.8	974.3	923.7
Total debt	**172.0**	115.0	125.0	154.0	180.5
Shareholders' equity	**601.7**	631.3	600.7	556.0	517.3
Cash dividends declared per common share	**$0.32**	0.32	0.32	0.32	—

See Notes 2 and 3 of Notes to Consolidated Financial Statements for discussion of divestiture and acquisition activity. Beginning in the third quarter of 2013, Aclara was classified as discontinued operations and assets/liabilities held for sale. Prior period amounts have been reclassified to conform to the current period presentation.

Common Stock Market Price

ESCO's common stock is listed on the New York Stock Exchange under the symbol "ESE." The following table summarizes the high and low prices of the common stock for each quarter of fiscal 2013 and 2012.

	2013		2012	
Quarter	**High**	**Low**	High	Low
First	**$39.31**	**34.00**	$31.97	23.75
Second	**42.42**	**37.85**	38.37	28.48
Third	**41.31**	**31.20**	36.90	32.98
Fourth	**35.70**	**30.25**	39.50	33.05

Market Performance

Performance Graph

The adjacent graph presents a comparison of the cumulative total shareholder return on the Company's common stock as measured against the Russell 2000 Index and a peer group (the "2013 Peer Group"). The Company is not a component of the 2013 Peer Group, but it is a component of the Russell 2000 Index. The measurement period begins on September 30, 2008 and measures at each September 30 thereafter. These figures assume that all dividends, if any, paid over the measurement period were reinvested, and the starting value of each index and the investments in the Company's common stock were $100 at the close of trading on September 30, 2008.



ESCO Technologies Inc.
Russell 2000 Index
2013 Peer Group
$200
175
150
125
100
75
50
25
9/08
9/09
9/10
9/11
9/12
9/13

	9/08	9/09	9/10	9/11	9/12	9/13
ESCO Technologies Inc.	**100.00**	**81.79**	**69.59**	**53.83**	**82.85**	**71.48**
Russell 2000 Index	100.00	90.45	102.53	98.91	130.47	169.68
2013 Peer Group	100.00	93.29	107.59	107.53	129.69	154.57

The 2013 Peer Group is comprised of seven companies that correspond to the Company's three industry segments as follows: Utility Solutions Group segment (22% of the Company's 2013 total revenue) — Badger Meter Inc., Itron Inc., Echelon Corporation and Roper Industries Inc.; Test segment (34% of the Company's 2013 total revenue) — Aeroflex Holding Corporation; and Filtration/Fluid Flow segment (44% of the Company's 2013 total revenue) — Pall Corporation and Clarcor Inc.

In calculating the composite return of the 2013 Peer Group, the return of each company comprising the 2013 Peer Group is weighted by (a) its market capitalization in relation to the other companies in its corresponding Company industry segment, and (b) the percentage of the Company's 2013 total revenue represented by its corresponding Company industry segment.

For purposes of these calculations, 2013 total revenue excludes discontinued operations. The Company anticipates that the composition of the Peer Group may change in future years to reflect changes in the Utility Solutions segment resulting from the anticipated sale of Aclara.

SHAREHOLDERS' ANNUAL MEETING

The Annual Meeting of Shareholders of ESCO Technologies Inc. will be held at 9:30 a.m. Central Time on Wednesday, February 5, 2014, at the Company's Corporate Headquarters, 9900A Clayton Road, St. Louis, Missouri 63124. You may access this Annual Report as well as the Notice of the meeting and the Proxy Statement on the Company's Annual Meeting website at http://www.cfpproxy.com/5157.

CERTIFICATIONS

Pursuant to New York Stock Exchange (NYSE) requirements, the Company submitted to the NYSE the annual certifications, dated February 15, 2013 and February 22, 2012, by the Company's chief executive officer that he was not aware of any violations by the Company of NYSE's corporate governance listing standards. In addition, the Company filed with the Securities and Exchange Commission the certifications by the Company's chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the Company's Forms 10-K for its fiscal years ended September 30, 2013 and September 30, 2012.

10-K REPORT

A copy of the Company's 2013 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge. Direct your written request to Kate Lowrey, Director of Investor Relations, ESCO Technologies Inc., 9900A Clayton Road, St. Louis, Missouri 63124.

The Form 10-K is also available on the Company's website at www.escotechnologies.com.

INVESTOR RELATIONS

Additional investor-related information may be obtained by contacting the Director of Investor Relations at (314) 213-7277 or toll free at (888) 622-3726. Information is also available through the Company's website at www.escotechnologies.com or via e-mail to klowrey@escotechnologies.com.

TRANSFER AGENT AND REGISTRAR

Shareholder inquiries concerning lost certificates, transfer of shares or address changes should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
1 (800) 368-5948
E-mail: info@rtco.com

CAPITAL STOCK INFORMATION

ESCO Technologies Inc. common stock shares (symbol ESE) are listed on the New York Stock Exchange. There were approximately 2,251 holders of record of shares of common stock at November 8, 2013.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102

Management and Board of Directors

EXECUTIVE OFFICERS

Victor L. Richey
Chairman, Chief Executive Officer, & President



Gary E. Muenster
Executive Vice President & Chief Financial Officer



Alyson S. Barclay
Senior Vice President, Secretary & General Counsel



CORPORATE STAFF

Deborah J. Boniske
Vice President
Human Resources

Mark S. Dunger
Vice President
Planning & Development

Richard A. Garretson
Vice President
Tax

Charles J. Kretschmer
Vice President

Michele A. Marren
Vice President & Corporate Controller

OPERATING EXECUTIVES

David B. Zabetakis
President
Doble Engineering Company



Bruce E. Butler
President
ETS-Lindgren LP



William M. Giacone
Senior Vice President & General Manager, Americas
ETS-Lindgren LP

Mark Mawdsley
Senior Vice President & Managing Director, Asia
ETS-Lindgren LP

Bryan Sayler
Senior Vice President, Test Solutions
ETS-Lindgren LP

Sam R. Chapetta
Filtration Group Vice President & President, PTI Technologies Inc.



Antonio E. Gonzalez
President
VACCO Industries

Mike Alfred
President
Crissair, Inc.

Randall K. Loga
President
Thermoform Engineered Quality LLC



BOARD OF DIRECTORS

Gary E. Muenster
Executive Vice President & Chief Financial Officer

Victor L. Richey [1]
Chairman, Chief Executive Officer, & President

Larry W. Solley [3,4]
Retired Executive Vice President
Emerson Electric Co.

James M. Stolze [2]
Retired Vice President & Chief Financial Officer
Stereotaxis, Inc.

Donald C. Trauscht [1,2,3,4]
(Lead Director)
Chairman
BW Capital Corp.

James D. Woods [3]
Chairman Emeritus & Retired Chief Executive Officer
Baker Hughes Inc.

Committee Membership

1 Executive Committee
2 Audit and Finance Committee
3 Human Resources and Compensation Committee
4 Nominating and Corporate Governance Committee

Design: Woodling & Associates Inc. St. Louis, MO www.woodlinginc.com

This annual report is printed with soy-based process inks on recycled paper with 10% post-consumer waste.


ESCO
TECHNOLOGIES

ESCO Technologies Inc.
9900A Clayton Road
St. Louis, MO 63124
www.escotechnologies.com